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APR 21 2011
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SORL Auto Parts, Inc.

2010 Annual Report to Stockholders

2010 Highlights

Here are some financial highlights:

- **China domestic OEM revenues climbed 61.0% year-over-year to $117.4 million;**
- **Revenues increased to $199.4 million;**
- **Gross margin rose to 29.2%;**
- **Net income increased to $20.4 million;**
- **EPS was $1.06 versus $0.77 in 2009;**
- **Cash and cash equivalents were $6.7 million; current ratio of 3.0 to 1.**

Dear Investors,

At SORL, we develop, manufacture and distribute automotive brake systems and other key safety related auto parts to automotive OEMs (Original Equipment Manufacturers) and the aftermarket. While our business operations are located in China, our market encompasses both China and beyond. Our company started out in early 2004 as a Sino-foreign joint venture. We have since become a Nasdaq Global Market listed company, with revenues of over $100 million.

In 2010, China's automotive industry maintained a relatively fast growth from 2009 as a result of a series of positive policies to boost domestic demand, adjust the industry structure, and promote a transition. According to the China Association of Automobile Manufacturers (CAAM), production and sales of Chinese automobiles were over 18 million units in 2010, ranking China No.1 in the world again. Commercial vehicle sales were 4.37 million units, up 28% year-over-year. As the world's largest automotive market, China will continue to maintain a healthy growth rate.

Benefiting from the recovery of Chinese and global economy, we maintained our growth momentum in 2010 and seized good market opportunities. In the OEM market, we increased the supply of our integrated and modular products to customers. We also devoted more resources to penetrating the light truck, agricultural and public transportation markets. Also, through our acquisition last year, we expanded into the brake market for passenger vehicles. We further enhanced our aftermarket sales network public transportation. We expanded and strengthened our international sales networks, and actively sought opportunities in the global OEM market.

We expect that prior to the year 2020, China's commercial vehicle market will continue to grow at rates that are slightly higher than the national GDP growth rate. In order to ensure our leading market position, we will continue to strengthen R&D to encourage technical innovation and product development to improve the quality and reliability of our products. Through our continuous technical product advancements and efficiency improvements as well as the introduction of higher-margined products, we will improve our profitability.

We will continue to increase our market share principally in the light truck, agricultural vehicle, bus markets and passenger vehicle markets while consolidating our existing share in the overall commercial market. Lastly, we will continue to expand our global sales and marketing network to enhance our brand recognition and market share in the global OEM market.

We thank our employees for their dedication and creatively, and we appreciate the support of our investors.



Xiao Ping Zhang
Chairman of the Board and CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☐☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended - DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from

Commissions file number 0-024828

SORL AUTO PARTS, INC.
(Name of Issuer in Its Charter)

DELAWARE (State or Other jurisdiction of Incorporation or Organization)	30-0091294 (I.R.S. Employer Identification No.)

NO.1169 YUMENG ROAD
RUIAN ECONOMIC DEVELOPMENT DISTRICT
RUIAN CITY, ZHEJIANG PROVINCE
PEOPLE'S REPUBLIC OF CHINA
(Address of Principal Executive Offices, including zip code.)

86-577-65817720
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
COMMON STOCK: 0.002 PARVALUE	NASDAQ GLOBAL MARKET

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒
☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes☒☐ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by referenced in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated ☐ Smaller Reporting Company☒☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No☒☐

State issuer's revenues for its most recent fiscal year December 31, 2010: $199,365,154

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity as of the last business day of registrant's most recently completed second fiscal quarter. As of June 30, 2010, the value was approximately $57,573,160.

State the number of shares outstanding of each of the issuer's classes of common equity: 19,304,921 as of March 17, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareholders, scheduled for June 1st, 2011, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS

Through its 90% ownership of the Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the "Joint Venture"), SORL Auto Parts, Inc. (together with our subsidiaries, "we," "us," "our" or the "Company") develops, manufactures and distributes automotive brake systems and other key safety related auto parts to automotive original equipment manufacturers, or OEMs, and the related aftermarket both in China and internationally. The Company's products are principally used in different types of commercial vehicles, such as trucks and buses. Automotive brake systems and other key safety related auto parts are critical components that ensure driving safety.

The Joint Venture was formed in China as a Sino-foreign joint venture on January 17, 2004, pursuant to the terms of a Joint Venture Agreement (the "JV Agreement") between the Ruili Group Co., Ltd. (the "Ruili Group") and Fairford Holdings Limited ("Fairford"), a wholly owned subsidiary of the Company. The Ruili Group was incorporated in the People's Republic of China ("PRC") in 1987 and specialized in the development, production and sale of various kinds of automotive parts. Fairford and the Ruili Group contributed 90% and 10%, respectively, of the paid-in capital of the Joint Venture, which totaled $43.4 million.

Effective January 19, 2004 the Joint Venture acquired the business segment of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). The Ruili Group began the automotive air brake valve business in 1987. The acquisition was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings for a purchase price of $6,390,000. The consideration was based on a valuation provided by Ruian Ruiyang Assets Valuation Co., Ltd., an independent PRC valuation firm. Fairford then transferred these assets and liabilities to the Joint Venture as consideration for its 90% ownership interest of the Joint Venture. The Ruili Group transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the assets and liabilities of the Transferred Business. Certain historical information of the Transferred Business is based on the operation of the Transferred Business when it was owned by the Ruili Group.

On November 30, 2006, the Company completed a follow-on public offering of 4,285,714 shares of common stock at $7.25 per share. Gross proceeds were approximately $31.1 million. Net proceeds after approximately $2.2 million of underwriters' commissions and approximately $0.7 million of related offering expenses were approximately $28.2 million. On December 13, 2006, Maxim Group LLC, the lead underwriter of offering, exercised its over-allotment option in full to purchase an additional 642,857 shares of common stock. After deduction of underwriter's discount of approximately from $0.3 million, the Company received $4.3 million. The aggregate net proceeds to the Company of this offering was approximately $32.5 million, which included the $4.3 million as a result of the exercise of the over-allotment option granted to the underwriters.

On December 8 and 26, 2006, through Fairford, the Company invested $32.67 million in its operating subsidiary, the Ruili Group Ruian Auto Parts Co., Ltd. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $3.63 million. Accordingly, the Company continued to hold a 90% controlling interest in the operating subsidiary.

Our primary location is in Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Wenzhou is a southeast coastal city and is a center of automotive parts manufacturing in China.

On November 11, 2009, the Company entered into a joint venture agreement with MGR, a Hong Kong-based global auto parts distribution specialist firm and a Taiwanese investor. The new joint venture was named SORL International Holding, Ltd. ("SIH"). SORL holds a 60% interest in the joint venture, MGR holds a 30% interest, and the Taiwanese investor holds a 10% interest. SIH is primarily devoted to expanding SORL's international sales network in Asia-Pacific and creating a larger footprint in Europe, the Middle East and Africa with a target to create a truly global distribution network. Based in Hong Kong, SIH is expanding and establishing channels of distribution in international markets with SORL's primary products, including spring brake chambers, clutch servos, air dryers, relay valves and hand brake valves.

On February 8, 2010, the Company sold 1,000,000 shares of its common stock to selected institutional investors at a price of $10.00 per share pursuant to a registered direct offering. This transaction provided net proceeds of approximately $9.4 million. On March 9, 2010, through Fairford, SORL invested $9.349 million in its operating subsidiary, the Ruili Group Ruian Auto Parts Co., Ltd. (the "Joint Venture") To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $1.039 million. Accordingly, SORL continues to hold a 90% controlling interest in the operating subsidiary.

On August 31, 2010, the Company, through the Joint Venture, executed an Agreement to acquire the assets of the hydraulic brake, power steering, and automotive electrical operations of the Ruili Group (the "Seller"), a related party under common control. As a result of this acquisition, the Company's product offerings expanded to both commercial and passenger vehicles' brake systems and other key safety-related auto parts. The purchase price was RMB 170 million, or approximately USD$25 million. The transaction was accounted for using the book basis of assets acquired, consisting primarily of machinery and equipment, inventory, accounts receivable and patent rights, used or usable in connection with the acquired segment of the auto parts business of the Ruili Group. The Company purchased the machinery and equipment, inventory, accounts receivable at book values of $8.0 million, $8.0 million and $5.2 million, respectively. The Company did not acquire any of the assets of the Seller other than those in the segment of Seller's business described above. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in the additional paid-in capital of the Company.

The acquisition was accounted for as a transaction between the entities under common control because the CEO of the Company owns 63% of the registered capital of Ruili Group Co., Ltd., and owns more than 50% of the outstanding common stock of SORL, together with his wife and brother. This results in the acquisition being accounted for using the historical costs of the financial statements of the Ruili Group. The consolidated financial statements, and the Management's Discussion and Analysis contained in Item 7 of this report, have been prepared as if the acquisition took place at the earliest time presented, that is, as of January 1, 2009. The asset purchase was deemed to be the acquisition of a business.

STRATEGIC PLAN

In 2010, China's automotive industry continued to grow, as a number of Chinese national policies accelerated structural changes to expand domestic demand and further promote economic development. The international macroeconomic environment and international markets remain uncertain, and have caused us to adjust our 2011 business plan and strategy. In 2011, our plan includes these elements:

- Enhance sales to OEM customers. We intend to enhance sales to OEM customers by improving customer service and increasing sales of integrated systems and modular supplies.

- Focus on bus market. We aim to enhance our relationships with major bus clients in order to achieve a higher profit margin. We have established a team devoted to the development of bus products, so that we can best respond to the needs of our bus customers and to help achieve higher margins.

- Expand sales to the agricultural vehicle market and light-duty vehicle markets. We will attempt to take advantage of the market opportunity created by the "Automobile Go To Village" policy (a policy begun by the Chinese government in an attempt to boost the country's auto industry), to further develop our agricultural vehicle and light-duty vehicle businesses. The agricultural vehicle market and light-duty vehicle markets are an area of focus in the government's stimulus plan, and therefore present us with a market opportunity.

- Expand sales into the railway transportation market to further extend the product line. We will continue to enhance our ability of development and supply high value-added products to our railway market customers.

- Develop new products. We plan to enhance the development of several new products including automotive electronics and energy-saving products. We are working to upgrade traditional air brake drive products to electronically controlled products to achieve a higher profit margin. We are working to develop energy-saving products which will do less harm to the environment, both in the manufacturing process and in use.

- Improve manufacturing technology and further computerize our manufacturing. We will continue to seek to improve our manufacturing process to enhance product quality. We anticipate that improvement of manufacturing technology will further automate our manufacturing process, thereby reducing human error, increasing manufacturing efficiency, lowering production costs and further ensuring consistent quality of our products.

- Expand through strategic alliance and acquisitions. We are exploring opportunities to enter the passenger vehicle market and to expand our international sales network through new joint ventures or acquisitions of other automotive parts manufacturers in China, as well as auto parts distributors or repair factories with established sales networks outside of China. We will seek acquisition targets that can easily be integrated into our product manufacturing and corporate management, or companies that have strong joint-venture partners that would become major customers.

The Company's Products

Through the Joint Venture, the Company manufactures and distributes automotive brake systems and other key safety related auto parts in China and internationally. Our products are principally used in different types of commercial vehicles, such as trucks and buses. Automotive brake systems and other key safety related auto parts are critical components that ensure driving safety.

We produce an extensive range of products covering 65 categories and over 2000 specifications in automotive brake systems and other key safety related auto parts, which are widely used in different types of commercial vehicles. We seek to introduce new products, maintain high quality, and provide excellent customer support. When working with a customer, our goal is to understand the design intent and brand image for each product and leverage our extensive experience and innovative technology to deliver products. The Company supports its products with a full-range of styling, design, testing and manufacturing capabilities, including just-in -time and in-sequence delivery.

The Company obtained ISO9001/QS9000/VDA6.1 System Certifications in 2001. We passed the ISO/TS 16949 System Certification test conducted by the TUV CERT Certification Body of TUV Industrie Service GmbH in 2004 and its annual review in 2009. The ISO/TS 16949 System, a higher standard replacing the ISO9001/QS9000/VDA6.1 System, was enacted by the International Automotive Task Force and is recognized by major automobile manufacturers all over the world. The annual reviews for other certifications which we passed in 2010 included ISO14001 on environmental management and OHSAS18001 for health and safety management, reflecting the Company's commitment to workplace safety, health and environmental protection.

CHINA AUTOMOBILE AND AUTO PARTS INDUSTRY

The automobile industry is one of China's key industries, contributing significantly to the growth of China's economy. Based on statistics published by the China Association of Automobile Manufactures, in 2010, China's automobile output and sales volume both reached record high levels of 18.26 million and 18.06 million units, both increasing by 32.4%, compared with 2009 figures. The output and sales volume of commercial vehicles increased 28.2% and 29.9% to 4.37 million units and 4.30 million units, respectively.

Based on statistics published by the China Association of Automobile Manufactures, China is currently the largest automotive market in the world. Historically, the growth of truck and bus markets in China is a little slower than the growth of the overall automotive industry, but higher than the national GDP growth. According to China's State Information Center, the commercial vehicle market in China has the potential to grow at a long term rate of 9% through 2020. If achieved, this growth will also spur growth in the auto parts industry.

The Chinese auto parts industry is highly fragmented. Management believes that the future trends of China's auto parts industry will be:

- ☐ To keep pace with the rapid development of new automobile technologies.
- ☐ To meet the requirements of increasingly demanding OEM customers, such as zero defects, and cost reduction.
- ☐ To partner with OEM customers in the entire process from product design, development and production to costing, quality control and final delivery.
- ☐ To implement industry restructuring through integration to form several large sized auto parts manufacturing groups better able to compete with leading international manufacturers.

MARKET AND CUSTOMERS

Management believes that we are the leading commercial vehicle air brake systems manufacturer in China. In general, our customers are divided into three groups: OEMs in China, aftermarket distributors in China, and international customers, accounting for approximately 58.9%, 16.8% and 24.3%, respectively, of the Company's annual sales for 2010.

OEM Market - We have established long-term business relationships with most of the major vehicle manufacturers in China. We sell our products to 69 vehicle manufacturers, including all of the key truck manufacturers in China. In addition to heavy-duty trucks, our products are also widely used in brake systems for buses. Typically, bus manufacturers purchase a chassis from truck chassis manufacturers which already have incorporated our brake systems.

The table below presents comparative information for 2010 and 2009 on the Company's top 5 OEM customers.

Ranking	Customer	%of 2010 Sales	Customer	%of 2009 Sales
1	FAW Qingdao Automobile Works	9.0%	FAW Qingdao Automobile Works	8.6%
2	Dongfeng Axle Co., Ltd. ShiYan Automobile Works	5.0%	Dongfeng Axle Co., Ltd.	5.7%
3	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	4.9%	Dongfeng Axle Co., Ltd. ShiYan Automobile Works	4.9%
4	FAW Jiefang Automotive Co., Ltd.	4.6%	FAW Jiefang Automotive Co., Ltd.	4.7%
5	Dongfeng Axle Co., Ltd.	4.3%	Beiqi Foton Motor Co., Ltd. Beijing Auman Heavy-Duty Vehicle Works	3.8%

SORL continues to expand its business with industry leaders such as Beiqi Foton Motor Co.,Ltd., Dongfeng Motor Co.,Ltd, and FAW Group, which were the three largest commercial vehicle manufacturers in China during 2010. The Company became a "core supplier" to FAW Group, and a strategic partner with both Beiqi Foton motor Co., Ltd., and Dongfeng Motor Co., Ltd. (strategic partnership, in this sense, means a co-development contract and priority supply agreement). We achieved a new business breakthrough to top 10-ranked vehicle manufacturers such as Sinnotruck and Shaanxi automobile Group Co.,Ltd, as we expanded from supplying only automotive electric components to delivering entire air-brake systems.Futhermore,Baotou Bei Ben Heavy-Duty Truck and Valin, two fast-growing companies in the heavy truck market, continued to be major customers.

Aftermarket - The Company's Chinese sales network consists of 28 authorized distributors covering the following 7 regions throughout China: Northeast Region, North Region, Northwest Region, Southwest Region, Central Region, East Region and South Region.

The 28 authorized distributors sell only "SORL" products and in turn channel the products through over 1200 sub-distributors.

International Market –With the recovery of global economy and customers' confidence in the growth of economy in 2010, our export sales increased. We regard increasing our export sales as an important way to upgrade brand and expand market share. We address expansion in the export market through the following measures:

- Focus on both overseas aftermarket and OEM customers at the same time. The Company is selling its products into 104 countries and regions, and has begun to supply products to OEMs in India.

- The Company also actively participates in international trade shows including more than ten international exhibitions such as Automechanika in Frankfort Equip Auto in Pairs, Automotive Aftermarket Products Expo in Las Vegas, Automechanika Middle East in Dubai and China Import and Export Fair in Guangzhou, to acquire new customers and new orders.

- We established a new joint venture in Hong Kong in 2009, focus on expanding SORL's international sales network in the Asia-Pacific region and creating a larger footprint in Europe, the Middle East and Africa with a target to create a truly global distribution network. We presently have three international sales centers. These are located in UAE, USA and India. They carry out localization strategies to meet the different market demands and to strengthen service support.

In 2010, export sales accounted for 24.3% of total revenue. Products are exported to more than 104 countries and regions in the world. Total export sales in 2010 increased by 41.4% compared with 2009.

Ranking	Country	Customer Name	% of 2010 Sales	Country	Customer Name	% of 2009 Sales
1	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	2.5%	United Arab Emirates	GOLDEN DRAGAN AUTO SPARE PARTS	3.30%
2	USA	SAP	1.5%	USA	SAP	1.71%
3	Brazil	LNG	1.2%	South Africa	MICO	1.04%
4	India	TATA	1.0%	India	TATA	0.93%
5	South Africa	MICO	0.8%	USA	Fleet Pride	0.69%
6	USA	RUILI HYDRAULIC	0.5%	Australia	SORL Australia	0.58%
7	Poland	MARTEX	0.5%	Taiwan	Mita	0.57%

COMPETITION

We conduct our business in a complex and highly competitive industry. The global automotive parts industry principally involves the supply of systems, modules and components to vehicle manufacturers for the manufacture of new vehicles. Additionally, suppliers provide components to other suppliers for use in their product offerings and to the aftermarket for use as replacement or enhancement parts for older vehicles. In the current global automotive industry, vehicle manufacturers generally only engage in assembling but not manufacturing non-key automotive parts. Rather, they source these components through a global network of suppliers. As a result, only those automotive parts manufacturers with large-scale production, advanced technology and the ability to produce system modules, can supply their products to vehicle manufacturers directly. The automotive parts industry in China is fragmented and there are many small manufacturers which mainly target the aftermarket. However, there are not many companies who have established both nationwide aftermarket sales networks and close relationships with leading OEM manufacturers. As the largest commercial vehicle air brake system manufacturer in China, we have established long-term business relationships with most of the major automotive manufacturers in China, such as FAW Group (a.k.a. First Auto Group), Dongfeng Motors Group, Beiqi Foton Motor Co., Ltd., Baotou North-Benz Heavy Duty Truck Co., Ltd. and Anhui Jianghuai Automobile Co., Ltd. Management believes that the key success factors in the commercial vehicle air brake systems are product quality, price competitiveness, technical expertise and development capability, new product innovation, and reliability and timeliness of delivery, which may be enhanced by recruiting highly qualified managers and other employees, developing improved product design capability and facilities, and maintaining better customer service.

Domestic Competition - Our most significant competitors in China are: VIE, Weiming and CAFF.

- ☐ China VIE Group: Its principal products are main valves and unloader/governors, with a majority supplied to OEM's, such as Anhui Jianghuai Automobile Co., Ltd., and the remaining portion allocated for the aftermarket and export.
- ☐ China Shandong Weiming Automotive Products Co. Ltd.: This is a joint venture with WABCO of Germany, and mainly produces air dryers, and ABS, primarily supplying to truck and bus OEM's such as China Heavy Duty Truck Group Corp., Ltd., and some major bus manufacturers in China.
- ☐ Chongqing CAFF Automobile Braking and Steering Systems Co., Ltd.: Its main products are air dryers and main valves. Its principal customer is Chongqing Heavy Vehicle Group Co., Ltd.

Management believes the Company has the competitive advantages:

- ☐ Brand Name: As China's largest commercial vehicle air brake systems manufacturer, the "SORL" brand is widely known in the country. SORL has won awards from the China Chamber of Commerce for Import & Export of Machinery & Electronic products as a "China Top Brand" and the "Export Brand of the Year 2006".
- ☐ Technology: We view technological innovation and leadership as the critical means to enhance our core competence. Our technology center includes a laboratory specializing in the research of automotive brake controlling technologies and development of air brake system products. We upgraded our test equipment in 2010, which improved system test capability.

- Product Development: Because management believes that our products ultimately define our success, we continue to increase our budget for research and development activities. Through our international sales offices in the US, Australia, the Middle East and India, we are able to promptly collect information about current trends in automotive technologies, which in turn is applied to our new product development and used to enhance our ability to provide domestic OEMs with advanced products. In addition, IT application and strict implementation of ISO/TS16949 standards in the development process greatly shorten the development lead time and improve new product quality. The Company has created independent intellectual property rights for its air brake spring chambers. The spring chamber's creative structure, stable performance, and excellent quality have made it one of the Company's key products and it enjoys a great deal of success among domestic auto manufacturers.

- China Sales Networks: We have 28 authorized distributors covering 7 regions in China. We help train their sales force and improve their service quality. These authorized distributors in turn channel "SORL" products through over 1200 sub-distributors throughout China.

- Production Management: During 2010, we implemented an Enterprise Resource Planning system, which is an integrated computer-based system used to consolidate all business operations into a uniform and enterprise wide system environment. We follow Six Sigma management practices, which is a customer centered, systematic, data driven way of doing work more efficiently. Also we have improved our manufacturing process to better assure the stability and consistency of product quality and improved material utilization and decreased manufacturing cost.

International Competition - In the international market, our largest competitors are WABCO and Knorr. While management believes our current advantage over WABCO and Knorr is lower pricing, management also believes that the Company's product quality and brand awareness are improving. Our competitive advantages over other competitors in the global market are:

- Performance-Cost Ratio: Our products enjoy lower production costs leveraging the low labor costs in China. Through the Company's improved product line as a result of technology and manufacturing improvements, our products' performance-cost advantage is increasing.

- Quick Adaptation to Local Market: Through our international sales channels in the US, Australia, the Middle East and India, we have been able to respond to local market needs.

- Diversified Auto Products: In addition to our air brake valve products, to fully support existing export customers, we also distribute a wide range of non-valve products which are sourced from the Ruili Group. This reduces customers' transaction costs.

SALES AND MARKETING

We strengthened our sales and marketing efforts in 2010. The sales headcount for domestic (PRC) sales and international sales was 49 and 46, respectively. Products are sold under the "SORL" trademark, which we license on a royalty free basis from the Ruili Group. The license expires in 2012. The company expects to renew the license from Ruili Group on a royalty free basis in 2012.

In China, the commercial vehicle brake systems market can be divided into two segments the OEM market and the aftermarket.

OEM Market –In 2010, we strengthened our long-term relationships with major domestic OEM customers, and expanded into the municipal bus market and agricultural vehicle market. Currently, we have 69 OEM customers. Normally, these customers sign one-year sales contracts, which are revised as needed.

We have successfully expanded our production capacity so that we were able to increase our sales to the OEM market by $44.5 million or 61.0% for the year ended December 31, 2010, as compared with the year ended December 31, 2009.

Domestic Aftermarket - We place great emphasis on the Chinese automotive aftermarket business and sell products in the aftermarket for replacement purposes. With the rapid growth of commercial vehicles output in recent years and the increasing number of vehicles on the road, there has been an increasing demand for replacement parts in the aftermarket. We have an aftermarket sales network including 28 authorized distributors covering 7 regions nationwide in

PRC. These distributors sell only products under the "SORL" trademark to over 1200 Chinese distributors. We provide product technical services to these distributors, and also conduct periodic performance evaluations, and reserve the right to terminate the distributorship of those with frequent delinquencies or poor sales records. For 2010, the Company achieved total revenue of $33.5 million in domestic aftermarket sales, a decrease of 0.6% from 2009.

International Markets - With the recovery of global economy and customers' confidence in the growth of economy in 2010, our export sales increased. We regard increasing our export sales as an important way to upgrade brand and expand market share.

DISTRIBUTION

We ship finished products directly to OEM customers. Our products are distributed to aftermarket customers in China through a network of 28 authorized distributors, who also function as the distribution centers for their respective regions. Shipments are delivered directly to international customers.

INTELLECTUAL PROPERTY AND INNOVATION CAPACITY

As of December 31, 2010, we had 193 technical staff members, consisting of 75 holding Engineer or Senior Engineer qualifications. Our technical staff includes seven information technology specialists, 116 for new product development and design techniques, 13 for measurement and testing, 11 for MIS, and the other 46 persons are quality management engineers.

In addition to our own technical force, we have cooperation arrangements with leading universities in the automotive engineering field, including:

- In 2010, SORL created two new post-doctoral research programs. The first is by the establishment of the Automobile Institute of Jilin University to research electric vehicle braking energy recovery controlling systems. The second program is a partnership with the Beijing University of Technology to research die-casting aluminum oxide film for application onto auto parts.

- Tongji University at Shanghai and Harbin Institute of Technology: Contract for co-development of electronically controlled braking systems and automotive master cable technology; and

- Tsinghua University E-Tech Technology Co., Ltd. and Zhejiang University: Contract for MIS projects, including the development of application software for product design innovation and production management.

Pursuant to the arrangements with these universities, we have priority rights to acquire the intellectual property which is developed. The financial arrangements as to amount and terms of payment vary depending on the type of project. Normally, we make an initial payment in the form of a research grant and then negotiate a payment upon development of the technology.

We also consult with the technical staff of the Ruili Group from time to time on a no-cost basis. We collaborate with other industry research groups such as the research centers of FAW Group and Dongfeng Group.

Capitalizing on these resources, we have successfully developed innovative products and technologies such as a new type of clutch servo with sensor; a combined air dryer with a built in temperature-control device and unloader; and an inner-breath spring chamber which enables internal air circulation.

We own a full range of processing equipment required for development of new auto part products, including machines for molding, die casting, cutting, pressing and surface treatment. Furthermore, we are capable designing and making over 90% of the technical devices such as tools, jigs and molds that are required for producing prototypes. In addition, the partnership with Tsinghua University and Zhejiang University in developing software for application in new product design system has resulted in substantial time savings in the new product development cycle.

Patented Technologies

We continue to invest in R&D efforts and to pursue patent protection. Currently we own 64 patents and have filed applications for 29 other patents and one application for Patent Cooperation Treaty which is an international agreement for filing patent applications having effect in up to 117 countries.

Trademarks

Our principal trademark is "SORL" which we license on a non-exclusive royalty free basis from the Ruili Group. The license currently expires in 2012 and we have an agreement with the Ruili Group that the license will be extended if the trademark registration for the trade name is extended. The company expects to renew the license from Ruili Group on a royalty free basis in 2012. The Ruili Group has obtained a registration for "SORL" from the World Intellectual Property Organization and, in 2007, registered the trademark in the US.

PRODUCTION

We own the largest commercial vehicle air brake systems manufacturing facility in China. We are seeking to expand our production capacity. We have re-deployed and streamlined our production / assembly lines, enabling us to rapidly expand our production capacity to meet increasing market demands for our products. The production process includes fixture, jig and die making, aluminum alloy die casting, metal sheet stamping, numerical control cutting, welding, numerical control processing, surface treatment, filming, rubber/plastic processing, final assembly and packaging. We have state-of-the-art manufacturing and testing facilities sourced from the US, Korea, Taiwan and mainland China, including computerized numerical control processing centers, computerized numerical control lathes, casting, stamping and cutting machines, automatic spraying and electroplating lines, cleaning machines, automatic assembly lines and three-dimensional coordinate measuring machines and projectors.

In September 2007, the Joint Venture purchased land rights, a manufacturing plant and office building with a total floor area of 712,333 square feet, from the Ruili Group. The Joint Venture previously leased part of the facility from the Ruili Group and occupied approximately 50% of it. As a result of this transaction, our production space is expected to meet our growth demand for the near future.

ENVIRONMENT

In 2006, we were granted ISO14001 certification on environmental management and OHSAS18001 certification on health and safety management, which reflects the Company's commitment to workplace safety, health and environmental protection. We conduct staff training to enhance awareness of environmental protection. We seek in all phases of our operations to employ practices for environment friendly production, reducing or preventing pollution, and reduction of energy consumption and manufacturing costs. For example, noise intensity is listed as one of the criteria in the selection of new equipment; waste water is stored, purified and recycled in the production process; and compressing machines are used in the disposal of aluminum and steel scraps, saving both storage space and power consumption.

RAW MATERIALS

Raw materials used by the Company in the manufacture of our products primarily include steel, aluminum, other metals, rubber and various manufactured components.

All of the materials used are generally readily available from numerous sources. We have not, in recent years, experienced any significant shortages of manufactured components or raw materials and normally do not carry inventories of these items in excess of what is reasonably required to meet our production and shipping schedules. Critical raw materials are generally sourced from at least two or more vendors to assure adequate supply and price competition. We maintain relationships with over twenty material suppliers. In 2010, the three largest suppliers were Shanghai Jinshi Materials Co., Ltd., Shanghai Guihao Shiye Co., Ltd. and Shanghai Tongzai International trade Co., Ltd., which together accounted for 28.6% of the aggregate of raw materials we purchased. Among these companies, only Shanghai Jinshi Materials Co., Ltd., which accounted for 19.5%, was the source of more than 10% of total raw material purchases.

When planning a purchase order, with such other terms as quality, delivery and credit terms being substantially the same, we compare prices quoted by different suppliers in an attempt to receive the lowest price. In order to secure a favorable purchase price and subsequently a predictable cost of sales, we generally make a down payment to suppliers.

Normally, the annual purchase plan for raw materials, such as aluminum ingot and steel sheet, is determined at the beginning of the calendar year according to our OEM customer's orders and our own forecast for the aftermarket and international sales. Our purchase plans with key suppliers can be revised quarterly. Our actual requirements are based on monthly production plans. Management believes that this arrangement prevents us from having excess inventory when our orders from customers change.

For raw materials other than steel and aluminum, we normally maintain from five to seven days of inventory at our warehouse.

DOING BUSINESS IN CHINA

CHINA'S ECONOMY

Management believes that the most important factor to understand the Chinese automobile industry is the country's rapid economic growth. According to China's Statistics Bureau, China's GDP growth rate for 2008, 2009 and 2010 was 9.0%, 8.7% and 10.3% respectively.

The government of China has stated its intention to pursue continued economic growth and development.

THE CHINESE LEGAL SYSTEM

The practical effect of the People's Republic of China legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states. Similarly, the accounting laws in the People's Republic of China mandate accounting practices, which are not consistent with US Generally Accepted Accounting Principles (GAAP). The China accounting laws require that an annual "statutory audit" be performed in accordance with People's Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws.

Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. Because the terms of the respective Articles of Association provide that all business disputes pertaining to Foreign Invested Enterprises are to be resolved by the Arbitration Institute of the Stockholm Chamber of Commerce in Stockholm, Sweden applying Chinese substantive law, the Chinese minority partner in the Joint Venture will not assume a privileged position regarding such disputes. Any award rendered by this arbitration tribunal is, by the express terms of the respective Articles of Association, enforceable in accordance with the "United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958)." Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

ECONOMIC REFORM ISSUES

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- ☐ We will be able to capitalize on economic reforms;
- ☐ The Chinese government will continue its pursuit of economic reform policies;
- ☐ The economic policies, even if pursued, will be successful;
- ☐ Economic policies will not be significantly altered from time to time; and
- ☐ Business operations in China will not become subject to the risk of nationalization.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

To date reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future; however, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

The Company currently employs 3,265 employees, all of whom are employed full time: 78 for quality control, 193 technical staff, 95 sales and marketing staff, 2,833 production workers and 66 administrative staff. There are employment agreements with all of the employees whereby administrative staff workers agree to three years of employment and hourly workers agree to three years. Employment contracts with all employees comply with relevant laws and regulations of China.

The Joint Venture is subject to the Sino-foreign Equity Joint Venture Enterprise Labour Management Regulations. In compliance with those regulations, the Joint Venture's management may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of employees. The Joint Venture has, as required by law, established special funds for enterprise development, employee welfare and incentives, as well as a general reserve. In addition, the Joint Venture is required to provide its employees with facilities sufficient to enable the employees to carry out trade union activities.

DESCRIPTION OF THE JOINT VENTURE

General

The Joint Venture was established on January 17, 2004 pursuant to the terms of a Joint Venture Agreement with the Ruili Group. Below is a description of the material terms of the Joint Venture.

Management of the Joint Venture

Pursuant to the terms of the Joint Venture Agreement, the Board of Directors of the Joint Venture consists of three directors; we have the right to designate two members of the board and the Ruili Group has the right to designate one member and we have the authority to appoint the Chairman of the Board. The majority of the Board has decision-making authority with respect to operating matters. As a result, we maintain operating control over the Joint Venture. However, at this time, our two senior executives, Messrs. Xiao Ping Zhang and Xiao Feng Zhang are the founders of the Ruili Group, and therefore there is limited independence between the two entities. The term of the Joint Venture will expire on March 4, 2019 although we anticipate that we will be able to extend such term. Extension of the agreement will be subject to negotiation with the Ruili Group and approval of the Chinese government.

JV DISTRIBUTION OF PROFITS

After provision for social welfare funds for employees and provision for taxation, the profits, if any, of the Joint Venture will be available for distribution to the parties in proportion to their respective capital contributions. Any such distributions must be authorized by the Joint Venture's Board of Directors. To date, the Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

JV ASSIGNMENT OF INTEREST

Any assignment of an interest in the Joint Venture must be approved by the Chinese government. The Chinese joint venture laws also provide for preemptive rights and the consent of the other joint venture party for any proposed assignments by one party to a third party.

JV LIQUIDATION

Under the Chinese joint venture laws, the Joint Venture may be liquidated in certain limited circumstances, including expiration of the ten-year term or any term of extension, the inability to continue operations due to severe losses, force majeure, or the failure of a party to honor its obligations under the joint venture agreement or the Articles Of

Association in such a manner as to impair the operations of the joint venture. The Chinese joint venture laws provide that, upon liquidation, the net asset value (based on the prevailing market value of the assets) of a joint venture shall be distributed to the parties in proportion to their respective registered capital in the joint venture.

JV RESOLUTION OF DISPUTES

In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation or mediation. In the absence of a friendly resolution, the parties have agreed that the matter will first be referred to the China International Economic and Trade Arbitration Commission in Beijing, whose decisions are final and enforceable in Chinese courts.

JV EXPROPRIATION

The Chinese joint venture laws provide that China will not nationalize or requisition enterprises in which foreign funds have been invested. However, under special circumstances, when public interest requires, enterprises with foreign capital may be legally requisitioned and appropriate compensation will be made.

ITEM 1A. RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

If intensification of the current financial crisis and slowdown of global economies continues, it may promote trade protectionism which would negatively affect our export sales.

As a result of global economic conditions and little or no growth in many countries, there is a risk of increased international trade protectionism. Many countries set trade barriers which could negatively affect our export sales, as well as create potential risks for litigation in the countries to which our products are exported.

Our ability to effectively implement our business strategy depends upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel and we cannot assure that we will be able to hire or retain such employees.

We must attract recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. These individuals are difficult to find in China and as the economy in China expands, there is increasing competition for skilled workers. We cannot assure that we will be able to find, hire or retain such employees, or even if we are able to so hire such employees, that the cost of these employees will not adversely affect our net income.

Certain of our officers and directors have existing responsibilities to other businesses in addition to our Company and as a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

Certain persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. In particular, Mr. Xiao Ping Zhang, our Chief Executive Officer is an officer and a principal stockholder of the Ruili Group, which is engaged in the development, production and sale of various kinds of automotive parts as well as operating a hotel property and investing in the development of real property in China. The management of our joint venture is shared with the Ruili Group and therefore there may exist conflicts of interest between us and the Ruili Group in connection with its operation. Our joint venture agreement provides that the Board of Directors of the Joint Venture is comprised of three persons, two of whom are appointed by us. However, at the present time our Chief Executive Officer, Mr. Xiao Ping Zhang, is the founder of and employed at the Ruili Group. There can be no assurance that in the event of a conflict between us and the Ruili Group, our interests in the Joint Venture will not be adversely affected, or that our Company's interests will always be fairly represented. The Ruili Group also provides certain services to the Company in the form of bank guaranties and licensing of certain technology. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, the existing responsibilities limit the amount of time such officers and directors can spend on our affairs.

We are and will continue to be under downward pricing pressures on our products from our customers and competitors which may adversely affect our growth, profit margins and net income.

We face continuing downward pricing pressure from our customers and competitors, especially in the sales of replacement parts. To retain our existing customers and gain new ones, we must continue to keep our unit prices low. In view of our need to maintain low prices on our products, our growth, profit margins and net income will suffer if we cannot effectively continue to control our manufacturing and other costs.

Our contracts with our customers are generally short-term and do not require the purchase of a minimum amount, which may result in periods of time during which we have limited orders for our products.

Our customers generally do not provide us with firm, long-term volume purchase commitments. Although we enter into manufacturing contracts with certain of our customers who have continuing demand for a certain product, these contracts state terms such as payment method, payment period, quality standards and inspection and similar matters rather than provide firm, long-term commitments to purchase products from us. As a result of the absence of long-term contracts, we could have periods during which we have no or only limited orders for our products, but will continue to have to pay the costs to maintain our work force and our manufacturing facilities and to meet other fixed costs, without the benefit of current revenues.

We consistently face short lead times for delivery of products to customers. Failure to meet delivery deadlines in our production agreements could result in the loss of customers and damage to our reputation and goodwill.

We enter into production agreements with our customers prior to commencing production, which reduces our risk of cancellations. However, these production agreements typically contain short lead times for delivery of products, leading to production schedules that can strain our resources and reduce our profit margins on the products produced. Although we have increased our manufacturing capacity, we may lack sufficient capacity at any given time to meet all of our customers' demands if they exceed production capacity levels. We strive for rapid response to customer demand, which can lead to reduced purchasing efficiency and increased material costs. If we are unable to sufficiently meet our customers' demands, we may lose our customers. Moreover, failure to meet customer demands may impair our reputation and goodwill.

Because of the short lead times in our production agreements, we may not be able to accurately or effectively plan our production or supply needs.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our production agreements with our customers. Short lead times of our customers' commitments to their own customers and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers for our products. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our sales, margins and operating results. We may also occasionally acquire raw materials without having customer orders based on a customer's forecast or in anticipation of an order and to secure more favorable pricing, delivery or credit terms in view of the short lead times we often have under our customers' orders. These purchases can expose us to losses from inventory carrying costs or inventory obsolescence.

Our operations depend highly on Messrs. Xiao Ping Zhang, our Chief Executive Officer, and Bao Jian Tao, our Chief Operating Officer, and a small number of other executives, and the loss of any such executive could adversely affect our ability to conduct our business.

The success of our operations depends greatly on a small number of key managers, particularly, Messrs. Xiao Ping Zhang and Bao Jian Tao. The loss of the service of Mr. Zhang, or any of the other senior executives could adversely affect our ability to conduct our business. Even if we are able to find other managers to replace any of these managers, the search for such managers and the integration of such managers into our business will inevitably occur only over an extended period of time. During that time the lack of senior leadership could affect adversely our sales and manufacturing, as well as our research and development efforts.

We may not be able to respond effectively to rapid growth in demand for our products and of our manufacturing operations which could adversely affect our customer relations and our growth prospects.

If we continue to be successful in obtaining rapid market penetration of our products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchase raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

We may not be able to finance the development of new products which could negatively impact our competitiveness.

Our future operating results will depend to a significant extent on our ability to continue to provide new products that compare favorably on the basis of cost and performance with the products of our competitors. Some of our competitors have design and manufacturing capabilities and technologies that compete well with our products, particularly in markets outside of China. We are currently conducting research and development on a number of new products, activities requiring a substantial outlay of capital. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in research and development of new products. These costs may increase, resulting in greater fixed costs and operating expenses. All of these factors create pressures on our working capital and ability to fund our current and future manufacturing activities and the expansion of our business.

We receive a significant portion of our revenues from a small number of customers which may make it difficult to negotiate attractive prices for our products and exposes us to risks of substantial losses if we lose certain of these customers.

Although no customer individually accounted for more than 10% of our revenues for the fiscal year ended December 31, 2010, our three largest customers accounted for approximately 18.9% of our revenues in each of 2010 and 2009. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single major customer stops purchasing our products.

Our business depends on our ability to protect and enforce our intellectual property effectively which may be difficult particularly in China.

The success of our business depends in substantial measure on the legal protection of proprietary rights in technology we hold. Currently we own 64 patents and have filed applications for 29 other patents and one PTC in China. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide us would be negated. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may improperly duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time consuming process that would divert management's attention and other resources from the conduct of our other business, and could cause delays and other problems with the marketing and sales of our products, as well as delays in deliveries.

It may be difficult to find or integrate acquisitions which could have an adverse effect on our expansion plans.

An important component of our growth strategy is to invest in or acquire companies such as other automotive parts manufacturers and distribution companies. We may be unable to identify suitable investment or acquisition candidates, or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

- □ integrate and retain key management, sales, research and development, and other personnel;
- □ incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;

- coordinate research and development efforts;
- integrate and support pre-existing supplier, distribution and customer relationships; and
- consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management's focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

With the automobile parts markets being highly competitive and many of our competitors having greater resources than we do, we may not be able to compete successfully.

The automobile parts industry is a highly competitive business. Criteria for our customers and potential customers include:

- Quality;
- Price/cost competitiveness;
- Product performance;
- Reliability and timeliness of delivery;
- New product and technology development capability;
- Degree of global and local presence;
- Effectiveness of customer service; and
- Overall management capability.

Depending on the particular product market (OEM or aftermarket) and geographic market, the number of our competitors varies significantly. Many of our competitors have substantially greater revenues and financial resources than we do, as well as stronger brand names, consumer recognition, business relationships with vehicle manufacturers, and geographic presence than we have, especially where we intend to enter a new geographic market. We may not be able to compete favorably and increased competition may substantially harm our competitive position.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brands, products or other factors. Developing product recognition overseas is expensive and time-consuming and our international expansion efforts may be more costly and less profitable than we expect. If we are not able to execute our business expansion in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share.

A disruption at our sole manufacturing site would significantly interrupt our production capabilities, which could have drastic consequences to us, including threatening our financial viability.

We currently manufacture all of our products at our sole commercial manufacturing facility, which is located near Ruian City, Wenzhou, Zhejiang Province, People's Republic of China. Accordingly, we face risks inherent in operating a single manufacturing facility, since any disruption, such as a fire, or natural disaster, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months or years of production delays as we build or locate replacement facilities and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy customer orders on a timely basis, if at all. Also, operating any new facilities may be more expensive than operating our current facility. For these reasons, a significant disruptive event at our manufacturing facility could have drastic consequences on us, including threatening our financial viability.

The cyclical nature of commercial vehicle production and sales could result in a reduction in automotive sales, which could adversely affect our financial liquidity.

Our sales to OEMs depend on automotive commercial vehicle production and sales by our customers, which are highly cyclical and affected by general economic conditions and other factors, including consumer spending and preferences. They also can be affected by government policies, labor relations issues, regulatory requirements, and other factors. In addition, in the last two years, the price of commercial vehicles in China has generally declined. As a result, the volume of commercial vehicle production in China has fluctuated from year to year, which has caused fluctuations in the demand for our products.

Increasing costs for manufactured components and raw materials may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including castings, electronic components, finished sub-components, molded plastic parts, fabricated metal, aluminum and steel, and resins. Because it may be difficult to pass increased prices for these items on to our customers, a significant increase in the prices of our components and materials could materially increase our operating costs and adversely affect our profit margins and profitability.

Longer product life of parts may reduce aftermarket demand for some of our products.

In 2010, approximately 41.1% of our sales were to the aftermarket. The average useful life of original equipment parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to adversely affect the demand for our aftermarket products.

We may be subject to product liability and warranty and recall claims, which may increase the costs of doing business and adversely affect our financial condition and liquidity.

We face an inherent business risk of exposure to product liability and warranty claims if our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. We have not obtained product liability insurance and therefore may be exposed to potential liability without any insurance. We cannot ensure you that we will not incur significant costs to defend these claims or that we will not experience any product liability losses in the future. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in a recall of such products. We cannot assure you that the future costs associated with providing product warranties and/or bearing the cost of repair or replacement of our products will not have an adverse effect on our financial condition and liquidity.

We are subject to environmental and safety regulations, which may increase our compliance costs.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China and other countries where we sell our products. To the extent that we expect to expand our operations into other geographic areas, we will become subject to such laws and regulations of those countries as well. We cannot provide assurance that we have been or will be at all times in full compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a material expense of doing business.

Non-performance by our suppliers may adversely affect our operations by delaying delivery or causing delivery failures, which may negatively affect demand, sales and profitability.

We purchase various types of equipment, raw materials and manufactured component parts from our suppliers. We would be materially and adversely affected by the failure of our suppliers to perform as expected. We could experience delivery delays or failures caused by production issues or delivery of non-conforming products if our suppliers failed to perform, and we also face these risks in the event any of our suppliers becomes insolvent or bankrupt.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of patent laws, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. As a result, avoiding patent infringement may be difficult.

If a third party claims that we infringe its patents, any of the following may occur:

- □ we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor's patent;

- □ a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

- □ we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our international expansion plans subject us to risks inherent in doing business internationally.

Our long-term business strategy relies on the expansion of our international sales outside China by targeting markets, such as Europe and the United States. Risks affecting our international expansion include challenges caused by distance, language and cultural differences, conflicting and changing laws and regulations, international import and export legislation, trading and investment policies, foreign currency fluctuations, the burdens of complying with a wide variety of laws and regulations, protectionist laws and business practices that favor local businesses in some countries, foreign tax consequences, higher costs associated with doing business internationally, restrictions on the export or import of technology, difficulties in staffing and managing international operations, trade and tariff restrictions, and variations in tariffs, quotas, taxes and other market barriers. These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

If we cannot continue to satisfy the Nasdaq Global Market's listing maintenance requirements and other Nasdaq rules, our common stock could be delisted, which could negatively affect the price of our ordinary shares and your ability to sell them.

In order to maintain our listing on the Nasdaq Global Market, we will be required to comply with Nasdaq rules which include rules regarding minimum shareholders' equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy the listing maintenance requirements of the Nasdaq Global Market and other applicable Nasdaq rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock could be subject to delisting. If our common stock is delisted, trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc.'s "electronic bulletin board." As a consequence of any such delisting, our share price could be negatively affected and our stockholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our common stock.

We do not intend to pay dividends on shares of our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. Our current Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business and/or to fund future acquisitions. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds.

Risks Related to Doing Business in China

We operate from facilities that are located in China. Our principal operating subsidiary, Ruili Group Ruian Auto Parts Co., Ltd., is a Sino-foreign joint venture organized under the laws of the PRC.

Changes in China's political and economic policies and conditions could cause a substantial decline in the demand for our products and services.

Historically, we have derived a substantial portion of our revenues from China. We anticipate that China will continue to be our primary production location and an important sales base in the near future and currently almost all of our assets are located in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1979, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Historically, this restrictive policy on loans had the effect of decreasing infrastructure projects resulting in a decrease in demand for heavy trucks, thus adversely impacting our product sales to our OEM Customers. Because of the negative impact of the Chinese government policies on the truck manufacturers, we also were required to extend our normal credit terms to certain of these manufacturers. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies.

Currently, the RMB is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of RMB into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade-and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC joint venture may pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our RMB-denominated earnings into foreign currencies. If this occurs, our PRC joint venture may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of RMB for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items.

Fluctuation in the value of RMB could adversely affect the value of, and dividends payable on, our shares in foreign currency terms.

The value of RMB is subject to changes in PRC government policies and depends to a large extent on China's domestic and international economic, financial and political developments, as well as the currency's supply and demand in the local market. For over a decade from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People's Bank of China, the PRC central bank, based on the previous day's interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of RMB into U.S. dollars remained stable until RMB was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, RMB will be permitted to fluctuate within a band against a basket of foreign currencies. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of RMB against the U.S. dollar. Further revaluations of RMB against the U.S. dollar may also occur in the future.

The uncertain legal environment in China could limit the legal protections available to you.

The PRC legal system is a civil law system based on written statutes. Unlike the common-law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC joint venture is a Sino-foreign joint venture and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of those laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders' derivative actions.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties as well as the practice of such subsidiary in declaring dividends, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions, uncertainties and dividend practices.

We conduct our core business operations through our PRC joint venture. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign-invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. generally accepted accounting principles in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside 10% of its net income each year to fund a designated statutory reserve fund until such funds reach 50% of registered share capital. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

PRC's economic reform policies, nationalization or domestic or global economic conditions could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- □ We will be able to capitalize on economic reforms;

- The Chinese government will continue its pursuit of economic reform policies;
- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, changes affecting currency conversion and remittance abroad, and changes in tariffs and other import controls. A material change in reforms on economic policy could cause instability or other harmful results.

Because our principal operating company is organized under the laws of China, and substantially all of our assets are located in China, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. or other foreign law against our management and us.

Our joint venture operating company is incorporated under the laws of China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon certain directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. As a result, recognition and enforcement in China of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in China against us, our directors, managers, or executive officers only if the actions are not required to be arbitrated by Chinese law and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a Chinese court may award civil liability, including monetary damages.

Any occurrence of serious infectious diseases, such as recurrence of severe acute respiratory syndrome (SARS) causing widespread public health problems, could adversely affect our business operations.

A renewed outbreak of SARS or other widespread public health problems in China, where a substantial portion of our revenue is derived, and in Ruian City, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of public health-related factors, including the following:

- quarantines or closures of our factories or subsidiaries which would severely disrupt its operations;
- the sickness or death of the key officers and employees; and
- general slowdown in the Chinese economy resulting from an outbreak.

Any of the foregoing events or other unforeseen consequences of public health problems could result in reduction in net sales of our products.

It is likely that China will adopt additional environmental regulations and additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of waste, which would likely increase our operating costs.

National, provincial and local laws impose various environmental controls on the manufacture of automotive parts and/or of certain materials used in the manufacture of automotive parts. Although we believe that our operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. In addition, China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. Any such regulation relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal of any waste would likely increase our operating costs.

Risks Related to Our Common Stock

The market price for our common stock may be volatile which could result in a complete loss of your investment.

The market price for our common stock may be volatile and subject to fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results,
- announcements of new products by us or our competitors,
- changes in financial estimates by securities analysts,
- conditions in the automotive market,
- changes in the economic performance or market valuations of other companies involved in the production of automotive parts,
- announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
- additions or departures of key personnel, or
- potential litigation.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

We may seek to further expand our operations and therefore we may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in us.

A large portion of our common stock is controlled by a small number of stockholders and as a result, these stockholders are able to influence the outcome of stockholder votes on various matters.

A large portion of our common stock is held by a small number of stockholders. Mr. Xiao Ping Zhang, our Company's Chief Executive Officer, and his brother, Xiao Feng Zhang, a member of our Board of directors, hold approximately 49.7% and 6.2% as of December 31, 2010, respectively, of the Company's common stock. As a result, these stockholders are able to control the outcome of stockholder votes on various matters, including the election of directors and other corporate transactions including business combinations.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities.

The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. This would have an adverse affect on our business by restricting access to working capital to fund growth and operations. Furthermore, the comparatively small public float of our common stock could adversely affect the market price of our common stock.

We are responsible for the indemnification of our officers and directors which could result in substantial expenditures, which we may be unable to recoup.

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of us. This indemnification policy could result in substantial expenditures, which we may be unable to recoup.

Compliance with the Sarbanes-Oxley act costs hundreds of thousands of dollars, requires additional personnel and requires hundreds of man hours of effort, and there can be no assurance that we will have the personnel, financial resources or expertise to continue to meet requirements of these regulations.

The US Public Company Accounting Reform and Investor Protection Act of 2002, better known as Sarbanes-Oxley, was one of the most sweeping laws to affect US publicly traded companies in 70 years. Sarbanes-Oxley created a set of complex and burdensome regulations. Compliance with such regulations imposes substantial burdens in terms of financial expense and commitment of personnel. There can be no assurance that we will have the personnel, financial resources or expertise to continue to meet requirements of these regulations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities are located in the Ruian District of Wenzhou City in Zhejiang Province, which is the center of automotive parts production in China. The facilities include a manufacturing plant and office building with a total floor area of 712,333 square feet, which we purchased from Ruili Group Co. Ltd., a related party, for an aggregate purchase price of approximately RMB152 million (approximately US$20.2 million). Before the transaction, we occupied 271,713 square feet of factory and warehouse, leased from the Ruili Group under a ten year lease. At the production facility, the Company has production equipment, imported from the United States, Korea, and Taiwan, as well as manufactured in mainland China.

ITEM 3. LEGAL PROCEEDINGS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUERS PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

On April 18, 2006, SORL Auto Parts, Inc. was approved for listing its common shares on the NASDAQ Capital Market and commenced trading its shares on NASDAQ under the symbol "SORL". The Company was further approved for listing on the NASDAQ Global Market on November 21, 2006. High and low sales prices per share of our Common Shares for each quarter ended during 2010 and 2009 are as follows:

Quarter Ended 2010	High	Low
First Quarter	12.81	7.95
Second Quarter	11.20	8.32
Third Quarter	9.38	7.61
Fourth Quarter	10.08	8.40
2009		
First Quarter	2.20	1.14
Second Quarter	4.54	1.68
Third Quarter	5.39	3.12
Fourth Quarter	9.16	4.65

During February 2010, we sold one million shares of our common stock in a registered direct offering to selected institutional investors, at an offering price of $10.00 per share. Gross proceeds were $10 million, and net proceeds to us, after expenses and underwriting compensation, were $9.4 million. The proceeds of the offering will be used for general corporate purposes.

Stockholders

At March 17, 2011, we had approximately 512 registered stockholders of record of our common stock. This number does not include shares beneficially owned by investors through brokerage clearing houses, depositories or otherwise held in "street name".

Dividends

We have not historically declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend upon our debt and equity structure, earnings and financial condition, need for capital in connection with possible future acquisitions and other factors including economic conditions, regulatory restrictions and tax considerations. Additionally, amounts available for dividends are dependent on the profits available for distribution from our PRC joint venture. Under current PRC law, our PRC joint venture is regarded as a foreign invested enterprise in China. Although dividends paid by foreign invested enterprises are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. Under PRC law, our PRC joint venture is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders although we do not presently anticipate paying any dividends. Moreover, any transfer of funds from us to our PRC joint venture, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and our PRC joint venture could restrict our ability to act in response to changing market conditions. Additionally to date, our PRC Joint Venture has not distributed any profits and does not anticipate doing so for the near term.

ITEM 6. SELECTED FINANCIAL DATA.

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report and other reports or documents we file with the Securities and Exchange Commission from time to time, which could cause actual results or outcomes to differ materially from those presented. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10K. Except where otherwise stated, results for both 2009 and 2010 are presented as if our August 2010 acquisition of certain assets of the Ruili Group had been effected as of January 1, 2009.

OVERVIEW

On May 10, 2004, we acquired all of the issued and outstanding equity interests of Fairford Holdings Limited, a Hong Kong limited liability company ("Fairford"). Until we acquired Fairford, we had only nominal assets and liabilities and limited business operations. Although Fairford became a wholly-owned subsidiary following the acquisition, because the acquisition resulted in a change of control, the acquisition was recorded as a "reverse merger" whereby Fairford is considered to be the accounting acquirer. As such, the following results of operations are those of Fairford.

Fairford was organized in Hong Kong as a limited liability company on November 3, 2003. Fairford owns 90% of the equity interest of Ruili Group Ruian Auto Parts Co., Ltd., a Sino-foreign joint venture (the "Joint Venture") established pursuant to the laws of the People's Republic of China ("PRC" or "China"). The Joint Venture is a joint venture between our wholly-owned subsidiary, Fairford, and the Ruili Group.

The Ruili Group was incorporated in the PRC in 1987 to specialize in the development, production and sale of various kinds of automotive parts. Its headquarters are located in Ruian City of Wenzhou Area, one of the leading automotive parts manufacturing centers of China with more than 1400 auto parts manufacturing companies. Its major product lines include valves for air brake systems, auto metering products, auto electric products, anti-lock brake systems and retarders. Some of those products were developed and are manufactured through affiliated companies of Ruili Group. Due to its leading position in the industry, the Chairman of the Ruili Group, Mr. Xiao Ping Zhang, has been elected as the Chairman of Wenzhou Auto Parts Association, one of the leading auto parts trade associations in China. Mr. Zhang is also Chairman and Chief Executive Officer of the Company. The Joint Venture was established in the PRC as a Sino-foreign joint venture company with limited liability by the Ruili Group and Fairford. Fairford and Ruili Group contributed 90% and 10%, respectively, of the paid-in capital in the aggregate amount of approximately $43.4 million.

In connection with its formation, effective January 19, 2004 the Joint Venture acquired the business of the Ruili Group relating to the manufacture and sale of various kinds of valves for automotive brake systems and related operations (the "Transferred Business"). This was accomplished by the transfer from the Ruili Group to Fairford of the relevant assets and liabilities of the Transferred Business including trade receivables, inventories and machinery, and the assumption of short and long term borrowings, at a consideration of approximately $6.39 million.

The consideration was based on a valuation by an independent PRC valuation firm. Fairford then contributed these assets and liabilities as a capital contribution for its 90% interest in the Joint Venture. The Ruili Group also transferred inventory as its capital contribution for its 10% interest in the Joint Venture. The assets and liabilities transferred to the Joint Venture by Fairford and the Ruili Group represented all the relevant assets and liabilities of the Transferred Business.

Pursuant to the formation of the Joint Venture, on January 17, 2004, the Ruili Group and Fairford signed a binding Joint Venture agreement (the "JV Agreement"). Pursuant to the JV Agreement, the Board of Directors consists of three directors; Fairford has the right to designate two members of the board and the Ruili Group has the right to designate one member. The majority of the Board has decision making authority with respect to operating matters. As a result, our wholly-owned subsidiary, Fairford, maintains operating control over the Joint Venture.

The transactions were accounted for as a reverse spin-off in accordance with EITF 02-11 "Accounting for Spin-offs." Accordingly SORL Auto Parts, Inc. was deemed to be the "spinnor" for accounting purposes.

In December 2006, through Fairford, SORL invested a further approximately $32.67 million in its operating subsidiary- the Joint Venture. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by approximately $3.63 million. SORL Auto Parts, Inc. continues to hold a 90% controlling interest in the operating subsidiary.

As a result of the foregoing, through Fairford's 90% interest in the Joint Venture, the Company manufactures and distributes automotive brake systems and other key safety related components in China and internationally for use primarily in different types of vehicles, such as trucks and buses. There are 65 categories of valves with over 2,000 different specifications. Management believes that it is the largest manufacturer of automotive air brake systems for commercial vehicles in China.

On November 11, 2009, we entered into a joint venture agreement with MGR, a Hong Kong-based global auto parts distribution specialist firm, and with a Taiwanese investor. The new joint venture was named SORL International Holding, Ltd. (the "SIH"). SORL holds a 60% interest in the joint venture. SIH was primarily devoted to expanding SORL's international sales network in Asia-Pacific and creating a larger footprint in Europe, the Middle East and Africa with a target to create a truly global distribution network. Based in Hong Kong, SIH seeks to open up and establish channels of distribution in international markets with SORL's primary products, including spring brake chambers, clutch servos, air dryers, relay valves and hand brake valves.

On February 8, 2010, the Company sold 1,000,000 shares of its common stock to selected institutional investors at a price of $10.00 per share pursuant to a registered direct offering. This transaction provided net proceeds of approximately $9.4 million. On March 9, 2010, through Fairford, SORL invested $9.349 million in its operating subsidiary, the Joint Venture. To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $1.039 million. Accordingly, SORL continues to hold a 90% controlling interest in the operating subsidiary.

On August 31, 2010, the Company, through the Joint Venture, executed an Agreement to acquire the assets of the hydraulic brake, power steering, and automotive electrical operations of the Ruili Group (the "Seller", a related party under common control). As a result of this acquisition, the Company's product offerings expanded to both commercial and passenger vehicles' brake systems and other key safety-related auto parts. The purchase price was RMB 170 million, or approximately USD$25 million. The transaction was accounted for using the book value of assets acquired, consisting primarily of machinery and equipment, inventory, accounts receivable and patent rights, used or usable in connection with the acquired segment of the auto parts business of the Seller. The Company purchased the machinery and equipment, inventory, accounts receivable at book values of $8.0 million, $8.0 million and $5.2 million, respectively. The Company did not acquire any of the assets of the Seller other than those in the segment of Seller's business described above. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in the additional paid-in capital of the Company.

The acquisition was accounted for as a transaction between the entities under common control because the CEO of the Company owns 63% of the registered capital of Ruili Group Co., Ltd., and owns more than 50% of the outstanding common stock of SORL, together with his wife and brother. This results in the acquisition being accounted for using the historical costs of the financial statements of the Seller. The consolidated financial statements have been prepared as if the acquisition took place at the earliest time presented, that is, as of January 1, 2009. The asset purchase was deemed to be the acquisition of a business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with those accounting principles requires us to make judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Those judgments and estimates have a significant effect on the consolidated financial statements because they result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Actual results could differ from those estimates. We periodically re-evaluate our judgments and estimates that are based upon historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

We believe that the following critical accounting policies set forth below involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. We evaluate these policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

WARRANTIES

Estimated product warranty expenses are accrued in cost of goods sold at the time the related sales are recognized. We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted-average basis and includes all costs to acquire and other costs incurred in bringing the inventories to their present location and condition. The Company evaluates the net realizable value of its inventories on a regular basis and records a provision for loss to reduce the computed weighted-average cost if it exceeds the net realizable value.

INCOME TAXES

Taxes are calculated in accordance with taxation principles currently effective in the PRC. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or loss in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets and liabilities that, based on available evidence, are not expected to be realized.

The Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture was therefore eligible for additional preferential tax treatment. For the years 2007 and 2008, the Joint Venture was entitled to an income tax exemption on all pre-tax income generated by the company above its pre-tax income generated in the fiscal year 2006. Thereafter, the Joint Venture was entitled to a 50% exemption from the effective income tax rate on any pre-tax income above its 2006 pre-tax income, to be recognized in the years 2009, 2010 and 2011. However, the above tax exemption was superseded, as a result of the Joint Venture having been awarded the Chinese government's "High-Tech Enterprise" designation. The High-Tech Enterprise certificate is valid for three years and provides for a reduced tax rate for years 2009 through 2011. As a result, the Company's effective income tax rate is 15% for years 2009 through 2011.

REVENUE RECOGNITION

In accordance with the provisions of Staff Accounting Bulletin No. 103, revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer including factors such as when persuasive evidence of an arrangement exits, delivery has occurred, the sales price is fixed and determinable, and collection is probable. The Company generally records sales upon shipment of product to customers and transfer of title under standard commercial terms. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales. The Company is subject to the following surtaxes, which are recorded as deductions from gross sales: Education Tax.

The Company does not receive revenue for shipping and handling costs to customers. Shipping and handling expenses incurred by the Company are included in selling and administrative expenses in the accompanying consolidated statements of income.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collection of outstanding accounts receivable.

RESULTS OF OPERATIONS

Year ended December 31, 2010 as compared to year ended December 31, 2009:

Sales	Years Ended December 31,			
	2010	%	2009	%
	(U.S. dollars in millions)			
Air brake systems & related components	$ 153.5	77 %	$ 108.0	77 %
Hydraulic brake systems & related components from new acquired business	$ 45.9	23 %	$ 33.0	23 %
Total	$ 199.4	100 %	$ 141.0	100 %

Sales consist of brake systems and other key safety-related components manufactured by SORL and sold to domestic original equipment manufacturers (OEM), aftermarket customers and the export market.

Total net sales were $199,365,154 and $140,984,926 for the fiscal years ended December 31, 2010 and 2009, respectively, representing an increase of $58.4 million or 41.4% year over year. A breakdown of net sales revenue for our three principal markets, Chinese domestic OEM market, Chinese domestic aftermarket and international markets, in 2010 and 2009 is as follows:

	Years Ended December 31,				
	2010	Percent of Total sales	2009	Percent of Total sales	Percentage Change
	(U.S. dollars in millions)				
China OEM market	$ 117.4	58.9 %	$ 72.9	51.7 %	61.0%
China Aftermarket	$ 33.5	16.8 %	$ 33.7	23.9 %	-0.6%
International market	$ 48.5	24.3 %	$ 34.3	24.4 %	41.4%
Total	$ 199.4	100 %	$ 141.0	100 %	41.4%

In 2010, vehicle production and sales in China exceeded 18 million units, which ranked China number one globally. As a leading manufacturer of commercial vehicle braking systems in China, we are well positioned to seize market opportunities. Further, we promoted our integrated system and modular supplies of air brake systems to our OEM customers and we increasingly focused on the light duty, bus and agricultural vehicle market in 2010. As a result of these positive factors, our sales to the Chinese OEM market increased by $44.5 million to $117.4 million for the year of 2010, compared to $72.9 million for the same period of 2009.

We achieved total revenue of $33.5 million in Chinese aftermarket sales for the year of 2010, a slight decrease compared to $33.7 million for the same period of 2009. We will continue with our strategies to further optimize our sales network, to help further penetrate into new markets. Also, we will continue to focus on investing in new product development for both the OEM market and the aftermarket, as a means to increase our sales in the future.

Our export sales increased by $14.2 million or 41.4%, to $48.5 million for the year of 2010, as compared to $34.3 million for the same period of 2009. A part of our strategy is to strengthen and extend our distribution networks to increase our exposure with end users. The increase in export sales was mainly due to:

(1) Improved customer confidence as the global economy recovers,

(2) Enhanced SORL brand image through industry exhibitions,

(3) Maintainance of our customer base and market position while penetrating new markets and capturing new customers,

(4) Building a stronger international marketing network focused on exploring high-value foreign markets, and actively marketing to the large automotive chain stores that directly sell to end users.

(5) Further targeting the international OEM market by actively supporting initiatives that promote our overseas sales.

COST OF SALES

Cost of sales for the fiscal year ended December 31, 2010 increased to $141.2 million from $98.1 million for the fiscal year ended December 31, 2009, a $43.1 million or 43.9 % increase, consistent with the increase in revenues.

GROSS PROFIT

Gross profit for the fiscal year ended December 31, 2010, increased by approximately $15.3 million or 35.7% to $58.1 million from $42.8 million for the fiscal year ended December 31, 2009.

Gross margin decreased by approximately 1.2 percentage points, from 30.4% in 2009 to 29.2% in 2010. Gross margin is being affected by rising labor expenses, the appreciation of the Chinese currency, and higher raw material prices.

We believe that the improvement in gross profits reflects our focus in 2010 on increasing production efficiency, improving the technologies of products, and improving our product portfolio. We believe that our continued expansion to higher-profit new products will also help us to maintain or increase our gross profit margins.

SELLING EXPENSES

Selling expenses were $13,466,981 for the fiscal year ended December 31, 2010, as compared to $10,356,066 for the fiscal year ended December 31, 2009, an increase of $3.1 million or 30.0%. The increase was mainly due to the increased transportation expense as a result of increased sales. As a percentage of sales revenue, selling expenses decreased to 6.8% for the fiscal year ended December 31, 2010, as compared to 7.3% for the same period in 2009.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $11,761,401 for the fiscal year ended December 31, 2010, as compared to $10,038,692 for the fiscal year ended December 31, 2009, an increase of $1.7 million or 17.2%. The increase was mainly due to increased expenses for business expansion, consistent with the increase in revenues. As a percentage of sales revenue, general and administrative expenses decreased to 5.9% for the fiscal year ended December 31, 2010, as compared to 7.1% for the same period in 2009.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense was $7,223,705 for the fiscal year ended December 31, 2010, as compared with $4,964,860 for the fiscal year ended December 31, 2009, an increase of $2.3 million. The Company will continue to invest in new product development, particularly in upgrading traditional valve products and in developing electronically controlled products.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased to $5.4 million for the fiscal year ended December 31, 2010, compared with depreciation and amortization expense of $4.3 million for the fiscal year ended December 31, 2009.

The increase in depreciation and amortization expense was primarily due to the addition of purchased production equipment.

FINANCIAL EXPENSE

Financial expense mainly consists of interest expense and exchange loss. Financial expense for the fiscal year ended December 31, 2010 increased by $0.8 million to $1,127,777 from $375,992 for the fiscal year ended December 31, 2009, which was mainly attributed to fluctuations in the exchange rate between the U.S. dollar and RMB. Management is studying alternative methods for managing its risks associated with currency translation, such as the diversification of currencies used in export sales.

OTHER INCOME

For the fiscal year ended December 31, 2010, other income was $826,700 compared with $655,298 for the fiscal year ended December 31, 2010. The increase was mainly due to an increase in sales of raw material scrap for the year of 2010.

INCOME TAX

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws.

The Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture was eligible for additional preferential tax treatment for the years 2007 and 2008. In those years, the Joint Venture was entitled to an income tax exemption on all pre-tax income generated by the Company above its pre-tax income generated in the fiscal year 2006. This tax exemption was superseded as a result of the Joint Venture having been awarded the Chinese government's "High-Tech Enterprise" designation. The High-Tech Enterprise certificate is valid for three years and provides for a reduced tax rate for years 2009 through 2011. Thus, our effective income tax rate is 15% for years 2009 through 2011.

For 2010 and 2009, the Joint Venture received an income tax benefit of $930,699 and $694,843 in accordance with PRC preferential income tax policy regarding the purchase of domestically manufactured equipment, which is subject to assessment and approval from the local state tax bureau. Income tax expense of $2,751,913 and $2,049,205 was recorded for the year of 2010 and 2009, respectively.

STOCK—BASED COMPENSATION

On March 1, 2006, the Board of Directors approved a total of 60,000 options to be issued to the four independent members of the Board of Directors. The contractual term of the options was three years. Total deferred stock-based compensation expenses related to stock options amounted to $178,904. This amount was amortized over the three year vesting period in a manner consistent with FASB ASC 505-50. The amortization of deferred stock-based compensation for these equity arrangements were $0 and $9,935 for the fiscal years ended December 31, 2010 and 2009, respectively. As of December 31, 2009, the 60,000 options had expired unexercised.

On June 20, 2007, the Company granted to its previous senior manager of investor relations, David Ming He, options to purchase 4,128 shares of its common stock with an exercise price of $7.25 per share. In accordance with the agreement, the option became vested and exercisable immediately on the date thereof. Total deferred stock-based compensation expenses related to the 4,128 stock options granted amounted to $23,201. This amount was charged to G&A during the fiscal year ended December 31, 2007. On November 13, 2009, David Ming He exercised the options on a cashless basis and received 460 shares of common stock, based on a formula provided for in the initial grant.

On January 5, 2006, the Company issued 100,000 warrants for financial services to be provided by Maxim Group LLC and Chardan Capital Markets, LLC, with an exercise price of $6.25 per share. In accordance with the common stock purchase warrant agreement, the warrants became vested and exercisable immediately on the date thereof. As set forth in the agreement, the Company retained Maxim Group LLC and Chardan Capital Markets, LLC as its exclusive financial advisors and investment bankers for a period of twelve months from the date of January 5, 2006. The agreement has now expired. Total expense associated with the 100,000 warrants amounted to $299,052, which, consistent with FASB ASC 505-50, was recognized during the fiscal year ended December 31, 2006.

On November 9, 2009, Maxim Group LLC transferred 35,000 warrants to OTA LLC and 35,000 warrants to Maxim Partners, LLC respectively. OTA LLC exercised the warrants on a cashless basis on November 12, 2009 and received 6,609 shares of common stock, based on a formula provided for in the initial grant. Maxim Partners, LLC and Chardan Capital Markets, LLC transferred an additional 35,000 warrants and 30,000 warrants to OTA LLC on December 15, 2009 and December 11, 2009, respectively. OTA LLC exercised the warrants on a cashless basis on December 18, 2009 and received 18,598 shares of common stock, based on a formula provided for in the initial grant.

There were no options or warrants outstanding as of December 31, 2010.

Although the Company anticipates future issuances of stock awards could have a material impact on reported net income in future financial statements, we do not expect them to have a material impact on future cash flow.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST IN SUBSIDIARIES

Non-controlling interest in subsidiaries represents a 10% non-controlling interest in the Chinese located Joint Venture and 40% non-controlling interest in the Hong Kong located Joint Venture, in each case held by our Joint Venture Partners. Net income attributable to non-controlling interest in subsidiaries amounted to $2,041,245 and $1,519,921 for the fiscal year ended December 31, 2010 and 2009, respectively.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS

The net income attributable to stockholders for the fiscal year ended December 31, 2010 increased by $6,324,583, to $20,368,823 from $14,044,240 for the fiscal year ended December 31, 2009 due to the factors discussed above. Earnings per share ("EPS"), both basic and diluted, for 2010 and 2009, were $1.06 and $0.77 per share, respectively.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

OPERATING - Net cash provided from operating activities was $12,264,031 for the fiscal year ended December 31, 2010, as compared to $2,455,483 of net cash provided by operating activities for the fiscal year ended December 31, 2009, an increase of $9.8 million, primarily due to the increased cash inflow resulted by changes in deposits received from customers and prepayments.

At December 31, 2010, the Company had cash and cash equivalents of $6,691,078, as compared to cash and cash equivalents of $10,255,259 at December 31, 2009. The Company had working capital of $87,862,126 at December

31, 2010, as compared to working capital of $89,082,599 at December 31, 2009, reflecting current ratios of 3.02:1 and 5.75:1, respectively.

INVESTING - During the fiscal year ended December 31, 2010, the Company expended net cash of $41,892,194 in investing activities for acquisition of the segments of the automotive parts business of the Seller, discussed above, and new equipment to support the growth of our business. For the fiscal year ended December 31, 2009, the Company utilized $7,802,530 in investing activities.

FINANCING – In 2010, we received the proceeds of bank loans in the amount of $15,529,510 under our credit facilities and received net proceeds of approximately $9,399,978 from our public offering. Additionally, $1,038,900 was contributed by Ruili Group to the Joint Venture. Net cash provided by financing activities was $25,968,388 for the year of 2010 compared with $52 in the same period in 2009. Interest rate for the loans is 4.86% per annum. The maturity dates of the loans were January 15, 2011 and March 16, 2011, respectively. The Company had no borrowings under its credit facilities for the year of 2009.

Management of the Company has taken a number of steps to restructure our customer base and phase out accounts which had failed to make prompt payments. We also placed more emphasis on collection of accounts receivable from our customers. During 2010, we continued developing higher profit margin new products, and adopting steps for further cost saving such as improving material utilization rate. We maintain good relationships with local banks. We believe that our current cash and cash equivalents and anticipated cash flow generated from operations and our bank lines of credit will be sufficient to finance our working capital requirements for the foreseeable future.

OFF-BALANCE SHEET AGREEMENTS

At December 31, 2010 and December 31, 2009, we did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The Company purchased the land use rights from the Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company has applied to obtain the land use right certificate.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company did not have any material market risk with respect to such factors as commodity prices, equity prices, and other market changes that affect market risk sensitive investments.

Although our reporting currency is the U.S. dollar, the functional currency of Joint Venture is RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our Renminbi revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. In recent years, the RMB has been appreciating against the U.S. dollar.

Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. The Company is adopting such steps as the diversification of currencies used in export sales, and the negotiation of export contracts with fixed exchange rates.

As the Company's historical debt obligations are primarily short-term in nature, with fixed interest rates, the Company does not have any risk from an increase in market interest rates. However, to the extent that the Company arranges new borrowings in the future, an increase in market interest rate would cause a commensurate increase in the interest expense related to such borrowings.

ITEM 8 FINANCAL STATEMENTS AND SUPPLEMENTARY DATA

Certified Public Accountants | 280 Kenneth Drive, Suite 100 | Rochester, New York 14623 | 585.427.8900 | EFPRotenberg.com


EFP
ROTENBERG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of SORL Auto Parts, Inc.

We have audited the accompanying consolidated balance sheets of SORL Auto Parts, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2010. SORL Auto Parts, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SORL Auto Parts, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP
Rochester, New York
March 29, 2011

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2009

US$	31-Dec-2010	31-Dec-2009
Assets		
Current Assets		
Cash and Cash Equivalents	6,691,078	10,255,259
Accounts Receivable, Net of Provision	54,168,856	47,753,974
Notes Receivable	27,318,361	13,083,691
Inventory	31,960,053	24,028,397
Prepayments	7,632,674	7,558,140
Other current assets, including $52,743 and $0 from related parties at December 31, 2010 and December 31, 2009, respectively.	3,497,659	5,141,595
Total Current Assets	131,268,681	107,821,056
Fixed Assets		
Property, Plant and Equipment	67,926,160	49,713,952
Less: Accumulated Depreciation	(23,032,159)	(17,983,124)
Property, Plant and Equipment, Net	44,894,001	31,730,828
Leasehold Improvements in Progress	424,881	477,681
Land Use Rights, Net	14,298,522	14,198,392
Other Assets		
Intangible Assets	166,510	161,499
Less: Accumulated Amortization	(71,868)	(54,380)
Intangible Assets, Net	94,642	107,119
Deferred tax assets	398,034	220,577
Total Other Assets	492,676	327,696
Total Assets	**191,378,761**	**154,555,653**
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable, including $3,151,493 and $1,985,291 due to related parties at December 31, 2010 and December 31, 2009, respectively.	10,672,514	9,724,715
Notes payable	966,373	-
Deposit Received from Customers	7,484,839	3,670,369
Short term bank loans	15,770,448	-
Income tax payable	1,174,976	551,900
Accrued Expenses	6,777,830	4,192,452
Other Current Liabilities, including $64,600 and $200,762 due to related parties at December 31, 2010 and December 31, 2009, respectively.	559,575	599,021
Total Current Liabilities	43,406,555	18,738,457

Non-Current Liabilities		
Deferred tax liabilities	171,981	115,481
Total Liabilities	**43,578,536**	**18,853,938**
Stockholders' Equity		
Preferred Stock - No Par Value; 1,000,000 authorized; none issued and outstanding as of December 31, 2010 and December 31, 2009	-	-
Common Stock - $0.002 Par Value; 50,000,000 authorized, 19,304,921 and 18,304,921 issued and outstanding as of December 31, 2010 and December 31, 2009	38,609	36,609
Additional Paid In Capital	42,199,014	55,268,604
Reserves	6,641,547	4,554,601
Accumulated other comprehensive income	14,731,607	10,939,703
Retained Earnings	69,672,286	51,390,409
Total SORL Auto Parts, Inc. stockholders' equity	133,283,063	122,189,926
Noncontrolling Interest In Subsidiaries	14,517,162	13,511,789
Total Equity	**147,800,225**	**135,701,715**
Total Liabilities and Stockholders' Equity	**191,378,761**	**154,555,653**

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

For Years Ended on December 31, 2010 and 2009

US$	2010	2009
Sales	199,365,154	140,984,926
Include: sales to related parties	1,304,624	569,621
Cost of Sales	141,228,963	98,146,876
Gross Profit	58,136,191	42,838,050
Expenses:		
Selling and Distribution Expenses	13,466,981	10,356,066
General and Administrative Expenses	11,761,401	10,038,692
Research and development expenses	7,223,705	4,964,860
Financial Expenses	1,127,777	375,992
Total Expenses	33,579,864	25,735,610
Operating Income	24,556,327	17,102,440
Other Income	826,700	655,298
Non-Operating Expenses	(221,046)	(144,372)
Income Before Provision for Income Taxes	25,161,981	17,613,366
Provision for Income Taxes	2,751,913	2,049,205
Net Income	22,410,068	15,564,161
Other Comprehensive Income - Foreign Currency Translation Adjustment	4,213,528	101,638
Total Comprehensive Income	26,623,596	15,665,799
Less:		
Net income attributable to Noncontrolling Interest In Subsidiaries	2,041,245	1,519,921
Other Comprehensive Income Attributable to Non-controlling Interest's Share	421,624	10,183
Total Comprehensive Income Attributable to Non-controlling Interest's Share	2,462,869	1,530,104
Net Income Attributable to Stockholders	20,368,823	14,044,240
Other Comprehensive Income Attributable to Stockholders	3,791,904	91,455
Total Comprehensive Income Attributable to Stockholders	24,159,727	14,135,695
Weighted average common share - Basic	19,304,921	18,280,865
Weighted average common share - Diluted	19,304,921	18,280,865
EPS - Basic	1.06	0.77
EPS - Diluted	1.06	0.77

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For Years Ended on December 31,2010 and 2009

US$	2010	2009
Cash Flows from Operating Activities		
Net Income	20,368,823	14,044,240
Adjustments to reconcile net income to net cash from operating activities:		
Noncontrolling Interest In Subsidiaries	2,041,245	1,519,921
Bad Debt Expense	256,097	18,943
Depreciation and Amortization	5,351,778	4,332,946
Stock-Based Compensation Expense	-	9,935
Loss on disposal of Fixed Assets	-	11,835
Changes in Assets and Liabilities:		
Account Receivables	(5,088,446)	(9,429,997)
Notes Receivables	(13,617,416)	(5,537,498)
Other Currents Assets	1,955,374	3,224,631
Inventory	(7,051,537)	(563,398)
Prepayments	157,299	(9,977,123)
Deferred tax assets	(168,510)	(31,185)
Accounts Payable and Notes Payable	1,588,281	5,062,595
Income Tax Payable	596,693	211,344
Deposits Received from Customers	3,644,043	(2,630,156)
Other Current Liabilities and Accrued Expenses	2,169,513	2,179,900
Deferred tax liabilities	60,794	8,550
Net Cash Flows from Operating Activities	**12,264,031**	**2,455,483**
Cash Flows from Investing Activities		
Acquisition of Property and Equipment	(16,928,230)	(7,367,244)
Leasehold Improvements in Progress	-	(477,876)
Acquisition of the automotive parts business	(24,963,964)	-
Sales proceeds of disposal of fixed assets	-	42,590
Net Cash Flows from Investing Activities	**(41,892,194)**	**(7,802,530)**

Cash Flows from Financing Activities		
Proceeds from Bank Loans	15,529,510	-
Proceeds from Share Issuance	9,399,978	-
Capital contributed by Minority S/H	1,038,900	52
Net Cash flows from Financing Activities	**25,968,388**	**52**
Effects on changes in foreign exchange rate	95,594	8,381
Net Change in Cash and Cash Equivalents	(3,564,181)	2,459,272
Cash and Cash Equivalents- Beginning of the year	10,255,259	7,795,987
Cash and cash Equivalents - End of the year	**6,691,078**	**10,255,259**
Supplemental Cash Flow Disclosures:		
Interest Paid	550,393	-
Tax Paid	2,961,875	2,302,527
Non-Cash Transaction Disclosure:		
Cashless exercise of options and warrants and issuance of common stock	-	51

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For Years Ended on December 31, 2009

	Number of Share	Common Stock	Additional Paid-in Capital	Reserves	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Shareholders' Equity	Noncontrolling Interest	Total Equity
Beginning Balance - January 1, 2009	**18,279,254**	**36,558**	**55,268,655**	**3,126,086**	**38,774,684**	**10,848,248**	**108,054,231**	**11,981,633**	**120,035,864**
Net Income	—	—	—	—	14,044,240	—	14,044,240	15,564,161	
Other Comprehensive Income(Loss)	—	—	—	—	—	91,455	91,455	10,183	101,638
Stock options exercised, net	25,667	51	(51)	—	—	—	—	—	
Capital contributed by Minority S/H	—	—	—	—	—	—	—	52	52
Transfer to reserve	—	—	—	1,428,515	(1,428,515)	—	—	—	—
Ending Balance - December 31, 2009	**18,304,921**	**36,609**	**55,268,604**	**4,554,601**	**51,390,409**	**10,939,703**	**122,189,926**	**13,511,789**	**135,701,715**

The accompanying notes are an integral part of these financial statements

SORL Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For Years Ended on December 31, 2010

	Number of Share	Common Stock	Additional Paid-in Capital	Reserves	Retained Earnings (Deficit)	Accumu. Other Comprehensive Income	Shareholders' Equity	Noncontrolling Interest	Total Equity
Beginning Balance - January 1, 2010	18,304,921	36,609	55,268,604	4,554,601	51,390,409	10,939,703	122,189,926	13,511,789	135,701,715
Net Income	—	—	—	—	20,368,823	—	20,368,823	2,041,245	22,410,068
	—	—	—	—	—	—	—	—	—
Other Comprehensive Income(Loss)	—	—	—	—	—	3,791,904	3,791,904	421,624	4,213,528
	—	—	—	—	—	—	—	—	—
Common stock issued in public offering	1,000,000	2,000	9,397,978	—	—	—	9,399,978	—	9,399,978
Capital contributed by Minority S/H	—	—	—	—	—	—	—	1,038,900	1,038,900
Acquisition of the automotive parts business of Ruili Group Co., Ltd.			(22,467,568)	—	—	—	(22,467,568)	(2,496,396)	(24,963,964)
Transfer to reserve	—	—	—	2,086,946	(2,086,946)	—	—	—	—
Ending Balance - December 31, 2010	19,304,921	38,609	42,199,014	6,641,547	69,672,286	14,731,607	133,283,063	14,517,162	147,800,225

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

SORL Auto Parts, Inc.("the Company") is principally engaged in the manufacture and distribution of vehicle brake systems and other key safety-related components, through its 90% ownership of Ruili Group Ruian Auto Parts Company Limited ("Ruian") in the People's Republic of China ("PRC" or "China") and 60% ownership of SORL International Holding, Ltd. ("SIH") in Hong Kong. The Company distributes products both in China and internationally under SORL trademarks. The Company's product range includes 65 categories and over 2000 different specifications.

On November 11, 2009, the Company entered into a joint venture agreement with MGR, a Hong Kong-based global auto parts distribution specialist firm and a Taiwanese investor. The new joint venture was named SORL International Holding, Ltd. ("SIH"). SORL holds a 60% interest in the joint venture, MGR holds a 30% interest, and the Taiwanese investor holds a 10% interest. SIH is primarily devoted to expanding SORL's international sales network in Asia-Pacific and creating a larger footprint in Europe, the Middle East and Africa with a target to create a truly global distribution network. Based in Hong Kong, SIH is expanding and establishing channels of distribution in international markets with SORL's primary products, including spring brake chambers, clutch servos, air dryers, relay valves and hand brake valves.

On February 8, 2010, the Company sold 1,000,000 shares of its common stock to selected institutional investors at a price of $10.00 per share pursuant to a registered direct offering. This transaction provided net proceeds of approximately $9.4 million. On March 9, 2010, through Fairford, SORL invested $9.349 million in its operating subsidiary, the Joint Venture To maintain its 10% shareholding in the Joint Venture, the Ruili Group increased its capital investment by $1.039 million. Accordingly, SORL continues to hold a 90% controlling interest in the operating subsidiary.

On August 31, 2010, the Company, through the Joint Venture, executed an Agreement to acquire the assets of the hydraulic brake, power steering, and automotive electrical operations of the Ruili Group (the "Seller", a related party under common control). As a result of this acquisition, the Company's product offerings expanded to both commercial and passenger vehicles' brake systems and other key safety-related auto parts. The purchase price was RMB 170 million, or approximately USD$25 million. The transaction was accounted for using the book value of assets acquired, consisting primarily of machinery and equipment, inventory, accounts receivable and patent rights, used or usable in connection with the acquired segment of the auto parts business of the Seller. The Company purchased the machinery and equipment, inventory, accounts receivable at book values of $8.0 million, $8.0 million and $5.2 million, respectively. The Company did not acquire any of the assets of the Seller other than those in the segment of Seller's business described above. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in the additional paid-in capital of the Company.

The acquisition was accounted for as a transaction between the entities under common control because the CEO of the Company owns 63% of the registered capital of Ruili Group Co., Ltd., and owns more than 50% of the outstanding common stock of SORL, together with his wife and brother. This results in the acquisition being accounted for using the historical costs of the financial statements of the Seller. The consolidated financial statements have been prepared as if the acquisition took place at the earliest time presented, that is, as of January 1, 2009. The assets purchase was deemed to be the acquisition of a business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ACCOUNTING METHOD

The Company uses the accrual method of accounting for financial statement and tax return purposes.

b. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of SORL Auto Parts, Inc. and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidation.

c. USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

d. FAIR VALUE OF FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, trade receivables and payables, prepaid expenses, deposits and other current assets, short-term bank borrowings, and other payables and accruals, the carrying amounts approximate fair values due to their short maturities.

e. RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. All transactions have been recorded at fair market value of the goods and services exchanged.

f. FINANCIAL RISK FACTORS AND FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risk factors:

(i) Credit risks - The Company has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Company performs ongoing credit evaluations with respect to the financial condition of its creditors, but does not require collateral. In order to determine the value of the Company's accounts receivable, the Company records a provision for doubtful accounts to cover probable credit losses. Management reviews and adjusts this allowance periodically based on historical experience and its evaluation of the collection of outstanding accounts receivable. The Company has two customers that each respectively account for more than 5.0% of its total revenues for the period. The Company also has a concentration of credit risk due to geographic sales as a majority of its products are marketed and sold in the PRC.

(ii) Liquidity risks - Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and ability to close out market positions.

(iii) Interest rate risk - The interest rate and terms of repayments of short-term and long-term bank borrowings are approximately 4.86% per annum. The Company's income and cash flows are substantially independent of changes in market interest rates. The Company has no significant interest-bearing assets. The Company's policy is to maintain all of its borrowings in fixed rate instruments.

g. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

h. INVENTORIES

Inventories are stated at the lower of cost or net realizable value, with cost computed on a weighted-average basis. Cost includes all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company has made salability evaluation and did not find material impairment as December 31, 2010.

i. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The initial cost of the asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Depreciation is provided using the straight-line method over the estimated useful life of the respective assets as follows:

Category	Estimated Useful Life(Years)
Buildings	10-20
Machinery and equipment	5-10
Electronic equipment	5
Motor Vehicles	5-10

Significant improvements and betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance. Routine repairs and maintenance are expensed when incurred. Gains and losses on disposal of fixed assets are recognized in the income statement based on the net disposal proceeds less the carrying amount of the assets.

j. LAND USE RIGHTS

According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over its useful lives. The land use rights is amortized on a straight-line basis over the estimated useful life of 45 years.

According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The Company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company has applied to obtain the land use right certificate.

k. IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and other non-current assets, including intangible assets, are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

l. INTANGIBLE ASSETS

Intangible assets represent mainly the patent of technology, plus the computer software. Intangible assets are measured initially at cost. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less any impairment losses. Intangible assets with definite useful lives are amortized on a straight-line basis over their useful lives.

m. ACCOUNTS RECEIVABLES AND ALLOWANCE FOR BAD DEBTS

The Company presents accounts receivables, net of allowances for doubtful accounts and returns, to ensure accounts receivable are not overstated due to uncollection. Accounts receivables generated from credit sales have general credit terms of 90 days for domestic aftermarket customers.

The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimation of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company will write off the uncollectible receivables once the customers are bankrupt or there is a remote possibility that the Company will collect the outstanding balance. The write-off must be reported to the local tax authorities and receive official approval from them. To date, the Company has not written off any account receivable.

n. NOTES RECEIVABLE

Notes receivable generally due within 30 to 60 days are issued by some customers to pay certain outstanding receivable balances to the Company with specific payment terms and definitive due dates. Notes receivable do not bear interest.

o. REVENU E RECOGNITION

Revenue from the sale of goods is recognized when the risks and rewards of ownership of the goods have transferred to the buyer including factors such as when persuasive evidence of an arrangement exits, delivery has occurred, the sales price is fixed and determinable, and collection is probable. Revenue consists of the invoice value for the sale of goods and services net of value-added tax ("VAT"), rebates and discounts and returns. The Company nets sales return in gross revenue, i.e., the revenue shown in the income statement is the net sales.

p. INCOME TAXES

The Company accounts for income taxes under the provision of FASB ASC 740-10 whereby deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary; to reduce deferred income tax assets to the amount expected to be realized.

q. FOREIGN CURRENCY TRANSLATION

The Company maintains its books and accounting records in Renminbi ("RMB"), the currency of the PRC, The Company's functional currency is also RMB. The Company has adopted FASB ASC 830-30 in translating financial statement amounts from RMB to the Company's reporting currency, United States dollars ("US$"). All assets and liabilities are translated at the current rate. The shareholders' equity accounts are translated at appropriate historical rate. Revenue and expenses are translated at the weighted average rates in effect on the transaction dates.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are include in the results of operations as incurred.

r. STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB ASC 505-50. FASB ASC 505-50 revises FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB

Opinion No. 25 "Accounting for Stock Issued to Employees". FASB ASC 505-50requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). The Company has adopted FASB ASC 505-50as of January 1, 2005. Refer to Note 20: stock compensation plan for additional information on our stock option plan and related stock-based compensation expense.

s. EMPLOYEES' BENEFITS

Mandatory contributions are made to Government's health, retirement benefit and unemployment schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary costs.

t. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are classified as general and administrative expenses and are expensed as incurred.

u. SHIPPING AND HANDLING COSTS

Shipping and handling cost are classified as selling expenses and are expensed as incurred.

v. ADVERTISING COSTS

Advertising costs are classified as selling expenses and are expensed as incurred.

w. WARRANTY CLAIMS

The Company provides for the estimated cost of product warranties when the products are sold. Such estimates of product warranties were based on, among other things, historical experience, product changes, material expenses, service and transportation expenses arising from the manufactured product. Estimates will be adjusted on the basis of actual claims and circumstances.

x. PURCHASE DISCOUNTS

Purchase discounts, if applicable, are netted in the cost of goods sold.

y. LEASE COMMITMENTS

The Company has adopted FASB ASC 840. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

z. RECENTLY ISSUED FINANCIAL STANDARDS

In June 2009, the FASB issued FASB ASC 860-10-05. FASB ASC 860-10-05 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC 860-10-05 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. As such, the Company was required to adopt this standard in January 2010. The adoption of FASB ASC 860-10-05 has not had a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued FASB ASC 810-10-05. FASB ASC 810-10-05 improves financial reporting by enterprises involved with variable interest entities and to address (1) the effects on certain provisions of prior authoritative literature FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", as a result of the elimination of the qualifying special-purpose entity concept in prior authoritative literature SFAS 166 and (2) constituent concerns about the application of certain key provisions of prior authoritative literature Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. FASB ASC 810-10-05 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. As such, the Company was required to adopt this standard in January 2010. The adoption of FASB ASC 810-10-05 has not had a material effect on the Company's consolidated financial statements.

In June 2009, the FASB issued revised authoritative guidance related to variable interest entities, which requires entities to perform a qualitative analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The guidance also requires an ongoing reassessment of variable interests and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance, which was reissued by the FASB in December 2009 as ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," amends ASC Topic 810, "Consolidation", and became effective as of the beginning of an entity's first annual reporting period that begins after November 15, 2009 (January 1, 2010 for the Company). The adoption of this guidance has not had a significant impact on the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Updated (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends ASC 820, "Fair Value Measures and Disclosures." ASU No. 2010-06 amends the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The changes to the ASC as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009 (January 1, 2010 for the Company), except for the requirements related to Level 3 disclosures, which are effective for annual and interim reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). This guidance requires new disclosures only, and has had no impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements, which amends FASB ASC Topic 855, Subsequent Events. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. The adoption of this ASU update has no material impact on the Company's financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company continued to purchase other automotive products and packaging materials from the Ruili Group Co., Ltd. The Ruili Group Co., Ltd., is the minority shareholder of the Joint Venture and is controlled by the Zhang family, who is also the controlling party of the Company.

The following related party transactions occurred for the fiscal year ended December 31, 2010 and 2009:

	December 31,			
		2010		**2009**
PURCHASES FROM:				
Ruili Group Co., Ltd.	$	4,170,084	$	2,046,978
Total Purchases	$	4,170,084	$	2,046,978

SALES TO:		
Ruili Group Co., Ltd.	1,304,624	569,621
Total Sales	$ 1,304,624	$ 569,621

	December 31,	
	2010	2009
OTHER ACCOUNTS RECEIVABLE TO RELATED PARTIES		
MGR Hong Kong Limited	$ 52,743	$ —
Ruili Group Co., Ltd.	—	—
Total	$ 52,743	$ —
ACCOUNTS PAYABLE TO RELATED PARTIES		
Ruili Group Co., Ltd.	$ 3,151,493	$ 1,985,291
Total	$ 3,151,493	$ 1,985,291
OTHER PAYABLES TO RELATED PARTIES		
MGR Hong Kong Limited	60,376	—
Ruili Group Co., Ltd.	$ 4,224	$ 200,762
Total	$ 64,590	$ 200,762

NOTE 4 - ACCOUNTS RECEIVABLE

The changes in the allowance for doubtful accounts at December 31, 2010 and December 31, 2009 were summarized as follows:

	December 31, 2010	December 31, 2009
Beginning balance	$ 57,823	$ 24,997
Add: Increase to allowance	261,864	32,826
Less: Accounts written off	—	—
Ending balance	$ 319,687	$ 57,823

	December 31, 2010	December 31, 2009
Accounts receivable	$ 54,488,543	$ 47,811,797
Less: allowance for doubtful accounts	(319,687)	(57,823)
Account receivable balance, net	$ 54,168,856	$ 47,753,974

NOTE 5 - INVENTORIES

On December 31, 2010 and December 31, 2009, inventories consisted of the following:

		December 31, 2010		December 31, 2009
Raw Material	$	6,762,760	$	4,417,094
Work in process		3,704,236		4,659,051
Finished Goods		21,493,057		14,952,251
Total Inventory	$	31,960,053	$	24,028,397

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following, on December 31, 2010 and December 31, 2009:

		December 31,2010		December 31,2009
Machinery	$	55,889,093	$	38,505,452
Molds		1,316,374		1,276,757
Office equipment		1,142,754		856,184
Vehicle		1,347,516		1,092,835
Building		8,230,424		7,982,723
Sub-Total		67,926,160		49,713,951
Less: Accumulated depreciation		(23,032,160)		(17,983,124)
Fixed Assets, net	$	44,894,001	$	31,730,828

Depreciation expense charged to operations was $4,934,712 and $3,987,179 for the fiscal year ended December 31, 2010 and 2009, respectively.

NOTE 7 -LEASEHOLD IMPROVEMENTS

		December 31, 2010		December 31, 2009
Cost:	$	492,544	$	478,088
Less: Accumulated amortization:		(67,663)		(407)
Leasehold Improvements In Progress, net	$	424,881	$	477,681

By law and practice, when improvements are made to real property and those improvements are permanently affixed to the property, the title to those improvements automatically transfers to the owner of the property. The lessee's interest in the improvements is not a direct ownership interest but rather it is an intangible right to use and benefit from the improvements during the term of the lease. The leasehold improvements are amortized over the lease term.

NOTE 8 – LAND USE RIGHTS

		December 31,2010		December 31,2009
Cost:	$	15,404,955	$	14,941,331
Less: Accumulated amortization:		(1,106,433)		(742,939)
Land use rights, net	$	14,298,522	$	14,198,392

According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The Company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company has applied to obtain the land use right certificate. Amortization expenses were $335,240 and $330,040 for the year of 2010 and 2009, respectively.

NOTE 9 - INTANGIBLE ASSETS

Gross intangible assets were $166,510, less accumulated amortization of $71,868 for net intangible assets of $94,642 as of December 31, 2010. Gross intangible assets were $161,499, less accumulated amortization of $54,380 for net intangible assets of $107,119 as of December 31, 2009. Amortization expenses were $15,559 and $15,318 for the fiscal years ended December 31, 2010 and 2009 respectively. Future estimated amortization expense is as follows:

2011	2012	2013	2014	2015	Thereafter
$ 16,651	$ 16,651	$ 16,651	$ 12,982	$ 10,249	$ 21,458

NOTE 10 - PREPAYMENT

Prepayment consisted of the following as of December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
Raw material suppliers	$ 5,358,706	$ 3,059,449
Equipment purchase	2,273,968	4,498,691
Total prepayment	$ 7,632,674	$ 7,558,140

NOTE 11- DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets as of December 31, 2010 and December 31, 2009 comprise the following:

	Dec 31, 2010	Dec 31, 2009
Deferred tax assets - current		
Provision	47,173	7,917
Subsidiary's operating loss carryforwards		33,008
Warranty	477,526	260,295
Deferred tax assets	524,699	301,220
Valuation allowance	—	—
Net deferred tax assets - current	524,699	301,220
Deferred tax liabilities - current		
Revenue (netoff cost)	126,665	80,643
Deferred tax liabilities - current	126,665	80,643
Net deferred tax assets - current	398,034	220,577
Deferred tax liabilities - non-current		
Land use right	171,981	115,481
Deferred tax liabilities - non-current	171,981	115,481

Deferred taxation is calculated under the liability method in respect of taxation effect arising from all timing differences, which are expected with reasonable probability to realize in the foreseeable future. The Company and its subsidiaries do not have income tax liabilities in U.S. as the Company had no United States taxable income for the reporting period. The Company's subsidiary registered in the PRC is subject to income taxes within the PRC at the applicable tax rate.

NOTE 12 – Notes Payable

Notes payable represented the following as of December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009	
Notes payable	$	966,373	$	0

The notes payable was paid to the suppliers. The maturity date of the notes payable was April 18, 2011.

NOTE 13 - Bank Loans

Bank loans represented the following as of December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009	
Secured	$	15,770,448	$	—
Less: Current portion	$	(15,770,448)	$	—
Non-current portion	$	—	$	—

During 2010, the Company obtained those short term loans from Bank of Communications, Bank of China and Agricultural Bank of China, respectively, to finance the general working capital as well as new equipment acquisition. Corporate or personal guarantees were provided for those bank loans as follows:

$7.6 M	Guaranteed by Ruili Group Co., Ltd., a related party;
$4.4M	Guaranteed by Ruili Group Co., Ltd., a related party, and Mr. Xiao Ping Zhang, principal shareholders;
$3.8M	Guaranteed by Mr. Xiao Ping Zhang and Ms. Shu Ping Chi, both principal shareholders.

The Company did not provide any sort of guarantee to any other parties. Interest rate for the loans is 4.86% per annum. The maturity dates of the loans were January 15, 2011 and March 16, 2011, respectively.

NOTE 14 - ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009	
Accrued payroll	$	1,940,649	$	1,536,980
Other accrued expenses		4,837,181		2,655,472
Total accrued expenses	$	6,777,830	$	4,192,452

NOTE 15 - INCOME TAXES

The Joint Venture is registered in the PRC, and is therefore subject to state and local income taxes within the PRC at the applicable tax rate on the taxable income as reported in the PRC statutory financial statements in accordance with relevant income tax laws.

The Company increased its investment in the Joint Venture as a result of its financing in December, 2006. In accordance with the Income Tax Law of the People's Republic of China on Foreign-invested Enterprises and Foreign Enterprises, the Joint Venture is eligible for additional preferential tax treatment. For the years 2007 and 2008, the Joint Venture entitled to an income tax exemption on all pre-tax income generated by the company above its pre-tax income generated in the fiscal year 2006. Thereafter, the Joint Venture will enjoy a 50% exemption from the effective income tax rate on any pre-tax income above its 2006 pre-tax income, to be recognized in the years 2009, 2010 and 2011. The above taxation exemption was superseded, because the Joint Venture has been awarded the Chinese government's "High-Tech Enterprise" designation. The High-Tech Enterprise certificate is valid for three years and provides for a reduced tax rate of 15% for years 2009 through 2011. So, the Company's effective income tax rate will be 15% for years 2009 through 2011.

The reconciliation of the effective income tax rate of the Joint Venture to the statutory income tax rate in the PRC for the fiscal year ended on December 31, 2010 and 2009 is as follows:

	2010	2009
Statutory tax rate	25.0%	25.0%
Tax holidays and concessions	-10%	-12.5%
Effective tax rate	15%	12.5%

	2010	2009
Computed income tax provision at the statutory rate	$ 3,886,106	$ 2,642,005
Tax refund	(914,872)	(694,746)
Deferred tax provision	(116,579)	(22,635)
Current year permanent differences and other reconciling items	(102,742)	124,581
Total income taxes	$ 2,751,913	$ 2,049,205

Income taxes are calculated on a separate entity basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes Significant components of the Company's net deferred tax assets and liabilities are approximately as follows at December 31,2009. No valuation allowance is deemed necessary. There currently is no tax benefit or burden recorded for the United States. The tax authority may examine the tax returns of the Company three years after the year ended. In the year of 2009, there were no penalties and interest, which generally are recorded in the general and administrative expenses or in the tax expenses. The provisions for income taxes for the years ended December 31, 2010 and 2009, respectively, are summarized as follows:

	2010	2009
Current	$ 2,868,492	$ 2,071,840
Deferred	(116,579)	(22,635)
Total	$ 2,751,913	$ 2,049,205

The Company adopted the provisions of FASB ASC 740-10, on January 1, 2007. As the result of the implementation of the FASB ASC 740-10, Accounting for Uncertainty in Income Taxes – In Interpretation of FASB ASC 740-10, the Company recognized no material adjustments to unrecognized tax benefits. At the adoption date of January 1, 2007 and as of December 31, 2010 and 2009, the Company has no unrecognized tax benefits.

NOTE 16 –Non-controlling interest in subsidiaries

Non-controlling interest in subsidiaries represents a 10% non-controlling interest in the Chinese located Joint Venture and 40% non-controlling interest in the Hong Kong located Joint Venture. Net income attributable to non-controlling interest in subsidiaries amounted to $2,067,856 and $1,519,921 for the fiscal year ended December 31, 2010 and 2009, respectively.

	2010	2009
10% non-controlling interest in Ruian	$ 2,318,829	$ 1,587,239
40% non-controlling interest in SIH	$ (277,584)	(67,318)
Total	$ 2,041,245	1,519,921

NOTE 17 - LEASES

In December 2006, the Joint Venture entered into a lease agreement with Ruili Group Co., Ltd. for the lease of two apartment buildings. These two apartment buildings are for the Joint Venture's management personnel and staff, respectively. The lease term is from January 2007 to December 2011 for one of the apartment buildings and from January 2007 to December 2012 for the other.

In May 2009, the Joint Venture entered into a lease agreement with Ruili Group Co., Ltd. for the lease of a manufacturing plant. The lease term is from June 2009 to May 2017.

In August 2009, SIH entered into a lease agreement with MGR for the lease of an office with a five-year lease term. The leasehold improvements are amortized over the lease term.

In August 2010, a new a lease agreement was signed between the Joint Venture and Ruili Group Co., Ltd., the Joint Venture leased 32410 square meters manufacturing plant for its new purchased passenger vehicles brake systems business. The lease term is from September 2009 to August 2020.

Future minimum rental payments for the years ended December 31, are as follows:

	2011	2012	2013	2014	2015	Thereafter
Lease Commitments	$ 629,796	$ 410,034	$ 339,632	$ 339,632	$ 339,632	$ 679,264

NOTE 18 - ADVERTISING COSTS

Advertising costs are expensed as incurred and are classified as selling expenses. Advertising costs were $1,303 and $6,126 for the fiscal years ended December 31, 2010 and 2009, respectively.

NOTE 19 - RESEARCH AND DEVELOPMENT EXPENSE

Research and development costs are expensed as incurred and were $7,223,705 and $4,964,860 for the fiscal years ended December 31, 2010 and 2009, respectively.

NOTE 20 - WARRANTY CLAIMS

Warranty claims were $3,183,502 and $1,735,301 for the fiscal year ended on December 31, 2010 and 2009 respectively. The movement of accrued warranty expenses for fiscal year 2010 is as follows. Accrued warranty expenses are included in Accrued Expenses.

Beginning balance at January 01, 2010	1,735,301
Aggregate reduction for payments made	(1,230,176)
Aggregate increase for new warranties issued during current period	2,678,377
Aggregate changes in the liability related to pre-existing warranties (changes in estimate)	—
Ending balance at December 31, 2010:	3,183,502

NOTE 21– SEGMENT INFORMATION

The Company produces brake systems and other related components ("commercial vehicles brake systems, etc.") for different types of commercial vehicles. On August 31, 2010, the Company through its 90%-owned subsidiary, Ruili Group Ruian Auto Parts Co., Ltd., executed an Asset Purchase Agreement to acquire, and purchased, the segment of the passenger vehicle auto parts business ("passenger vehicles brake systems, etc.") of Ruili Group Co., Ltd. As a result of this acquisition, the Company's product offerings were expanded to both commercial and passenger vehicles' brake systems and other key safety-related auto parts.

The Company has two operating segments: commercial vehicles brake systems, etc. and passenger vehicles brake systems, etc.

	Year Ended December 31,			
	2010		2009	
	(In thousands)			
NET SALES TO EXTERNAL CUSTOMERS				
Commercial vehicles brake systems	$	153,502,791	$	108,193,316
Passenger vehicles brake systems		45,862,363		32,791,611
Net sales	$	199,365,154	$	140,984,927
GROSS PROFIT				
Commercial vehicles brake systems	$	46,619,010	$	34,740,626
Passenger vehicles brake systems		11,517,181		8,097,424
All other				
Gross profit	$	58,136,191	$	42,838,050

Selling and distribution expenses	13,466,981	10,356,066
General and administrative expenses	11,761,401	10,038,692
Research and development expenses	7,223,705	4,964,860
Financial Expenses	1,127,777	375,992
Income (loss) from operations	24,556,327	17,102,440
Other income (expense), net	605,654	510,926
Income (loss) before income tax expense (benefit)	$ 25,161,981	$ 17,613,366
CAPITAL EXPENDITURE		
Commercial vehicles brake systems	$ 16,037,535	$ 6,817,073
Passenger vehicles brake systems	24,963,964	550,171
Total	$ 41,001,499	$ 7,367,244
DEPRECIATION AND AMORTIZATION		
Commercial vehicles brake systems	$ 4,029,064	$ 3,017,677
Passenger vehicles brake systems	1,322,714	1,315,269
Total	$ 5,351,778	$ 4,332,946

	31-Dec-10	**31-Dec-09**
TOTAL ASSETS		
Commercial vehicles brake systems	$ 152,778,427	$ 132,901,328
Passenger vehicles brake systems	38,600,334	21,654,325
Total	$ 191,378,761	$ 154,555,653

	31-Dec-10	**31-Dec-09**
LONG LIVED ASSETS		
Commercial vehicles brake systems	$ 51,701,542	$ 38,201,820
Passenger vehicles brake systems	8,408,538	8,532,777
Total	$ 60,110,080	$ 46,734,597

All of the Company's long-lived assets are located in the PRC and Hong Kong. The Company and its subsidiaries do not have long-lived assets in the United States for the reporting periods.

NOTE 22 – PURCHASE DISCOUNT

Purchase discounts represent discounts received from vendors for purchasing raw materials. The Company did not receive any purchase discounts for the fiscal year ended on December 31, 2010 and 2009.

NOTE 23 – SHIPPING AND HANDLING COSTS

Shipping and handling costs incurred by the Company are included in selling expenses in the accompanying consolidated statements of income. Shipping and handling costs were $3,881,842 and $2,304,382 for the fiscal year ended on December 31, 2010 and 2009, respectively.

NOTE 24 - STOCK COMPENSATION PLAN

The amortization of deferred stock-based compensation was $0 and $9,935 for the fiscal year ended December 31, 2010 and 2009, respectively. There were no options or warrants outstanding as of December 31, 2010.

NOTE 25 - COMMITMENTS AND CONTINGENCIES

(1) According to the law of China, the government owns all the land in China. Companies and individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. The Company purchased the land use rights from Ruili Group for approximately $13.9 million on September 28, 2007. The Company has not yet obtained the land use right certificate. However, the Company has applied to obtain the land use right certificate.

(2) The information of lease commitments is provided in Note 16.

NOTE 26 - OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2010, we do not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

NOTE 27 – RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2010, the Company has reclassified Research and Development Expenses and Deferred Tax Assets/Liabilities to facilitate a year over year comparison with the same period of 2009.

NOTE 28 – THE ACQUISITION AND COMBINATION OF OPERATIONS REPORTING

All of the allocations and estimates in the Consolidated Financial Statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the business we acquired from the Seller had been operated as a part of SORL for periods prior to the combination/acquisition.

NOTE 29 – BUSINESS ACQUISITION

On August 31, 2010, the Company through Ruian, executed an Asset Purchase Agreement to acquire, and purchased the assets of the hydraulic brake, power steering, and automotive electrical operations parts business of the Seller. Consideration paid amounted to RMB 170 million or approximately USD$25 million. The acquisition has been accounted for as a common control transaction at carrying amounts. The excess of consideration over the carrying value of net assets received has been recorded as a decrease in the additional paid-in capital of the Company.

Consolidated Balance Sheets
December 31, 2009

	December 31, 2009	Acquired auto parts business December 31, 2009	Consolidated December 31, 2009
Assets			
Current Assets			
Cash and Cash Equivalents	10,255,259	-	10,255,259
Accounts Receivable, Net of Provision	44,546,107	3,207,867	47,753,974
Notes Receivable	13,083,691	-	13,083,691
Inventory	18,760,724	5,182,555	23,943,279
Prepayments	7,558,140	-	7,558,140
Deferred tax assets	220,577	-	220,577
Other current assets	444,281	4,782,432	5,226,713
Total Current Assets	94,868,779	13,172,854	108,041,633
Fixed Assets			
Property, Plant and Equipment	35,335,958	14,377,994	49,713,952
Less: Accumulated Depreciation	(11,608,920)	(6,374,204)	(17,983,124)
Property, Plant and Equipment, Net	23,727,038	8,003,790	31,730,828
Leasehold Improvements in Progress	477,681	-	477,681
Land Use Rights, Net	14,198,392	-	14,198,392
Other Assets			
Intangible Assets	161,499	-	161,499
Less: Accumulated Amortization	(54,380)	-	(54,380)
Intangible Assets, Net	107,119	-	107,119
Total Other Assets	107,119	-	107,119
Total Assets	**133,379,009**	**21,176,644**	**154,555,653**
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable	9,724,715	-	9,724,715
Deposit Received from Customers	3,670,369	-	3,670,369
Short term bank loans	-	-	-
Income tax payable	551,900	-	551,900
Accrued Expenses	4,206,297	-	4,206,297
Other Current Liabilities	585,176	-	585,176
Total Current Liabilities	18,738,457	-	18,738,457
Non-Current Liabilities			
Deferred tax liabilities	115,481	-	115,481
Total Liabilities	**18,853,938**	-	**18,853,938**
Stockholders' Equity			
SORL Auto Parts, Inc. stockholders' equity	103,130,946	19,058,980	122,189,926
Noncontrolling Interest In Subsidiaries	11,394,125	2,117,664	13,511,789
Total Equity	**114,525,071**	**21,176,644**	**135,701,715**

Consolidated Statements of Income and Comprehensive Income
For Years Ended on December 31, 2009

		Acquired auto parts business	Elimation of transaction between Sorl and Ruili Group.	Consolidated
	31-Dec-09	31-Dec-09	31-Dec-09	31-Dec-09
Sales	124,979,741	30,319,400	(14,314,215)	140,984,926
Cost of sales	89,516,540	22,944,551	(14,314,215)	98,146,876
GROSS PROFIT	35,463,201	7,374,849	-	42,838,050
Selling and Distribution Expenses	8,137,377	2,218,689		10,356,066
General and Administrative Expenses	11,617,574	3,385,978		15,003,552
Financial Expenses	131,080	244,912		375,992
Total Expenses	19,886,031	5,849,579		25,735,610
Operating Income	15,577,170	1,525,270	-	17,102,440
Other Income	488,123	167,175		655,298
Non-Operating Expenses	135,814	8,558		144,372
Income Before Provision for Income Taxes	15,929,479	1,683,887	-	17,613,366
Provision for Income Taxes	1,796,622	252,583		2,049,205
Net Income	14,132,857	1,431,304	-	15,564,161
Other Comprehensive Income - Foreign Currency Translation Adjustment	100,968	670		101,638
Total Comprehensive Income	14,233,825	1,431,974		15,665,799
Less:				
Net income attributable to Noncontrolling Interest In Subsidiaries	1,376,791	143,130		1,519,921
Other Comprehensive Income Attributable to Non-controlling Interest's Share	10,116	67		10,183
Total Comprehensive Income Attributable to Non-controlling Interest's Share	1,386,907	143,197		1,530,104
Net Income Attributable to Stockholders	12,756,066	1,288,174	-	14,044,240
Other Comprehensive Income Attributable to Stockholders	90,852	603		91,455
Total Comprehensive Income Attributable to Stockholders	12,846,918	1,288,777	-	14,135,695
Weighted average common share - Basic	18,280,865	18,280,865		18,280,865
Weighted average common share - Diluted	18,280,865	18,280,865		18,280,865
EPS - Basic	0.70	0.07		0.77
EPS - Diluted	0.70	0.07		0.77

NOTE 30 – RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as a general reserve fund. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2010 and 2009, the amounts of our restricted net assets were approximately $6.6 million and $4.6 million, respectively.

NOTE 31 – SUBSEQUENT EVENTS

The Company has no significant subsequent events from December 31, 2010 through the consolidated financial statements issue date.

Additional Information—Financial Statement Schedule I

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

SORL AUTO PARTS, INC.

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America. The parent Company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the Company accounts for its subsidiaries using the equity method. Please refer to the notes to the consolidated financial statements presented above for additional information and disclosures with respect to these financial statements.

Financial information of parent company

BALANCE SHEETS

	December 31,2010	December 31,2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 79,361	$ 32,713
Other current assets	6,161	6,161
Total current assets	85,522	38,874
Investments in subsidiaries	121,759,356	114,007,462
TOTAL ASSETS	$ 121,844,878	$ 114,046,336
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Other current liability	2,687,575	2,606,643
Total current liabilities	2,687,575	2,606,643
Total liabilities	2,687,575	2,606,643
Shareholders' equity:		
Preferred Stock - No Par Value; 1,000,000 authorized; none issued and outstanding as of December 31, 2010 and December 31, 2009	-	-
Common Stock - $0.002 Par Value; 50,000,000 authorized, 19,304,921 and 18,304,921 issued and outstanding as of December 31, 2010 and December 31, 2009	38,609	36,609
Additional paid-in capital	42,199,014	55,268,604
Retained earnings	76,919,680	56,134,480
Total shareholders' equity	119,157,303	111,439,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 121,844,878	$ 114,046,336

Financial Information of parent company

STATEMENTS OF INCOME

	Year Ended Dec 31,			
		2010		2009
Equity in earnings of subsidiaries	$	20,869,462	$	14,285,081
General and administrative expenses		3,110		139,935
Financial expenses		220		5
Net income attributable to shareholders	$	20,866,132	$	14,145,141
Weighted average common share - Basic		19,304,921		18,280,865
Weighted average common share - Diluted		19,304,921		18,279,254
EPS - Basic		1.08		0.68
EPS - Diluted		1.08		0.68

Financial Information of parent company
For Years Ended on December 31, 2010 and 2009

	Number of Share	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Shareholders' Equity
Begining Balance - January 1, 2009	**18,279,254**	**36,558**	**55,268,655**	**41,989,339**	**97,294,552**
Net Income				14,145,141	14,145,141
Stock options exercised, net	25,667	51	(51)		-
Ending Balance - December 31, 2009	**18,304,921**	**36,609**	**55,268,604**	**56,134,480**	**111,439,693**
Begining Balance - January 1, 2010	**18,304,921**	**36,609**	**55,268,604**	**56,134,480**	**111,439,693**
Net Income				20,785,200	20,785,200
Common stock issued in public offering	1,000,000	2,000	9,397,978		9,399,978
Acquisition of the automotive parts business of Ruili Group Co., Ltd.			(22,467,568)		(22,467,568)
Ending Balance - December 31, 2010	**19,304,921**	**38,609**	**42,199,014**	**76,919,680**	**119,157,303**

Financial Information of parent company

STATEMENTS OF CASHFLOWS

	Year Ended Dec 31,			
		2010		2,009
Cash flow from operating activities:				
Net income	$	20,866,132	$	14,145,141
Adjustments to reconcile net income to net cash provided by operating activities :				
Equity in earnings of subsidiaries		(20,869,462)		(14,285,081)
Stock-Based Compensation Expense		-		9,935
Changes in other current assets		(9,400,000)		-
Changes in other current liabilities		9,400,000		130,000
Net cash provided by operating activities	$	(3,330)	$	(5)
Cash flows from investing activities:				
Investment in subsidiaries	$	(9,350,000)	$	-
Net cash (used in) provided by investing activities	$	(9,350,000)	$	-
Cash flows from financing activities:				
Proceeds from Share Issuance	$	9,399,978	$	
Net cash provided by (used in) financing activities	$	9,399,978	$	0
Net change in increase in cash and cash equivalents	$	46,648	$	(5)
Cash and cash equivalents, beginning of period		32,713		32,718
Cash and cash equivalents, end of period	$	79,361	$	32,713

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2010, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, conclude that the Company's disclosure controls and procedures were effective as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the fourth fiscal quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing adequate internal control over financial reporting, as such item is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedure may deteriorate.

This report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary roles of the Securities and Exchange Commission that permit the Company to provide only a management's report in this Annual Report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth our executive officers and key employees, their ages and the positions they held as of December 31, 2010.

Name	Age	Position
Xiao Ping Zhang	48	Chief Executive Officer and Chairman
Xiao Feng Zhang	43	Director
Zong Yun Zhou	56	Chief Financial Officer

Information about our directors is presented under the caption "Election of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

Information about our Audit Committee is presented under the caption "Election of Directors–Committees of the Board of Directors–Audit Committee" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information about our compliance with Section 16 of the Exchange Act of 1934, as amended, is presented under the caption "Section 16(a) Beneficial Ownership Reporting compliance" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

Information about executive compensation is presented under the captions "Compensation to Executive Officers," "Compensation of Directors," "Report of the Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership is presented under the caption "Beneficial Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

Information about our equity compensation plans is presented under the caption "Equity Compensation Plans" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about transactions with related persons is presented under the caption "Related Person Transactions" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

Information about director independence is presented under the caption "Election of Directors–Director Independence" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information about aggregate fees billed to us by our principal accountant is presented under the caption "Principal Accounting Firm Fees" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on June 1st, 2011 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

3. List of Exhibits. See the Exhibit Index for a list of the exhibits incorporated by reference or filed with this report.

(a) 1. Financial Statements.

See Item 8 for the financial statements filed with this report.

2. Financial Statement Schedules.

See Item 8 of this report

(b) Exhibits required by Item 601 of Regulation S-K.

1. Financial Statements.

See Item 8 for the financial statements filed with this report.

2. Financial Statement Schedules.

See Item 8 of this report

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT DESCRIPTION
3.1	Articles of Incorporation (1)
3.2	Bylaws (2)
10.1	Share Exchange Agreement and Plan of Reorganization (3)
10.2	Joint Venture Agreement (revised)(4)
10.3	Employment Agreement—Xiao Ping Zhang (5)
10.4	Employment Agreement—Xiao Feng Zhang (5)
10.5	Employment Agreement—Zong Yun Zhou (5)
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14 and Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.

32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer and Chief Financial Officer).

(1) Incorporated herein by reference from the Registrant's Form 10-QSB filed with the Securities and Exchange Commission, on May 28, 2003.

(2) Incorporated herein by reference from the Registrant's Form 8-K Current Report as filed with the Securities and Exchange Commission, on March 17, 2009.

(3) Incorporated herein by reference from Registrant's Form 8-K Current Report, and amendment thereto, as filed with the Securities and Exchange Commission on May 24, 2004.

(4) Incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 27, 2008.

(5) Incorporated herein by reference from the Registrant's Form S-1 as filed with the Securities and Exchange Commission on August 31, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of March 2011.

SORL AUTO PARTS, INC.

By:/s/ Xiao Ping Zhang

Xiao Ping Zhang
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Name	Position	Date
/s/ Xiao Ping Zhang Xiao Ping Zhang	Chief Executive Officer, and Chairman	March 29, 2011
/s/ Zong Yun Zhou Zong Yun Zhou	Chief Financial Officer	March 29, 2011
/s/ Xiao Feng Zhang Xiao Feng Zhang	Director	March 29, 2011
/s/ Li Min Zhang Li Min Zhang	Director	March 29, 2011
/s/ Zhi Zhong Wang Zhi Zhong Wang	Director	March 29, 2011
/s/ Yi Guang Huo Yi Guang Huo	Director	March 29, 2011
/s/ Jiang Hua Feng Jiang Hua Feng	Director	March 29, 2011
/s/ Jung Kang Chang Jung Kang Chang	Director	March 29, 2011

Exhibit 31.1

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL EXECUTIVE OFFICER

I, Xiao Ping Zhang, certify that:

I have reviewed this Form 10-K of SORL Auto Parts, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 29, 2011

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

Exhibit 31.2

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL FINANCIAL OFFICER

I, Zong Yun Zhou, certify that:

I have reviewed this Form 10-K of SORL Auto Parts, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: March 29, 2011

By: /s/ Zong Yun Zhou
Zong Yun Zhou
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SORL AUTO PARTS, INC. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "report"), we, Xiao Ping Zhang and Zong Yun Zhou, Chief Executive Officer and Chief Financial Officer, respectively, of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 29th day of March, 2011

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

By: /s/ Zong Yun Zhou
Zong Yun Zhou
Chief Financial Officer

Board of Directors

Xiao Ping Zhang, Chairman

Xiao Feng Zhang

Lin Min Zhang

Zhi Zhong Wang

Yi Guang Huo

Jiang Hua Feng

Jung Kang Chang

Executive Officers

Xiao Ping Zhang, Chief Executive Officer

Zong Yun Zhou, Chief Financial Officer

Bao Jian Tao, Chief Operating Officer

SORL AUTO PARTS, INC.

This annual report contains forward-looking statements. See Item 7, on page 29 in Form 10-K included in this annual report for additional information and qualifications regarding forward-looking statements.

SORL AUTO PARTS, INC.

Ruili Industry Area
No. 1169 YuMeng Road
Ruian Economic Development Zone, Zhejiang 325200, China
Tel: +86-577-65817720 65817721
Fax: +86-577-65817733
http://www.sorl.cn

Investor Contacts

Mr. Ben Chen
Corporate Secretary & IR Director
SORL Auto Parts, Inc.
Tel: +86-577-65817721
ben@sorl.com.cn

Mr. Kevin Theiss
Grayling
Tell: +1-646-284-9404
Email: kevin.theiss@grayling.com